Exhibit 99.(d)(1)

TABLE OF CONTENTS

TABLE OF CONTENTS	1

SUMMARY	3

SELECTED STATISTICAL AND FINANCIAL DATA	6

NEW ZEALAND	7

Area and Population	7
Form of Government	7
Social Framework	8
The Treaty of Waitangi	8
Foreign Relations and External Trade	9
Environmental Policy	10

THE ECONOMY OF NEW ZEALAND: OVERVIEW	11

Introduction	11
Background	11
Recent Developments and Outlook	12
Response to Recession and International Credit Crisis	13
Fiscal Policy	13
Direct Public Debt	14
National Accounts	16
Prices and Costs	17

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS	20

Primary Industries	20
Manufacturing	23
Service Industries	24

EXTERNAL SECTOR	28

External Trade	28
Foreign Investment Policy	33
Balance of Payments	34
Foreign-Exchange Rates and Overseas Reserves	34

BANKING AND BUSINESS ENVIRONMENT	36

Supervision of the Financial Sector	36
Government Guarantees	37
Business Law Environment	40

MONETARY POLICY	42

Interest Rates and Money and Credit Aggregates	43

PUBLIC FINANCE AND FISCAL POLICY	44

Public Sector Financial System	44
Public Sector Financial Management	44
Current Fiscal Position and 2008 Budget	47
Taxation	49

GOVERNMENT ENTERPRISES	50

State-Owned Enterprises	50
Crown Entities	50
Performance of Government Enterprises	50

DIRECT PUBLIC DEBT (1)	53

Debt Management Objectives	53
Debt Record	53
Summary of Direct Public Debt	54
Direct Public Debt by Currency of Payment	54
Tables and Supplementary Information	56

SUMMARY

Except as otherwise indicated, all forecasts in this Description of New Zealand are based on the New Zealand Treasury’s Economic and Fiscal Forecasts December 2008 (the December Update) and have not been updated since the December Update and are not expected to be updated until the New Zealand government releases its Budget in May 2009. The outlook for the world economy has weakened since the December Update forecasts were completed. The New Zealand economy is expected to continue weakening in 2009 with a further fall in real GDP predicted for the March quarter. As a result, growth appears to be developing in line with the December Update downside scenario, at least in the near term, with recent international developments pointing to further downside risk.

Introduction

New Zealand is a parliamentary democracy situated in the South Pacific.  It has a population of around 4.3 million in a country similar in land area to Japan.  New Zealand has a market economy with sizeable manufacturing and services sectors complementing a highly efficient export-oriented agricultural sector.   New Zealand’s high proportion of winter sunshine hours and considerable rainfall provide an ideal resource base for pastoral agriculture, forestry, horticulture and hydro-electicity generation.  Hydro-electricity provides a relatively cheap source of energy and has allowed the development of energy-based industries such as aluminium refinement.  New Zealand is also a popular overseas vistor destination and tourism is an important source of export income.

Economy

Over the last quarter of a century, the New Zealand economy has changed from being one of the most regulated in the Organisation for Economic Cooperation and Development (OECD) to one of the least regulated.  The minority National Party government elected November 2008 aims to continue developing New Zealand as a globally competitive economy while steering the nation through the current global downturn.

After weathering the twin “shocks” of the Asian economic downturn and consecutive summer droughts in 1997-98 and 1998-99, the New Zealand economy experienced its longest sustained period of growth in three decades during the years fro 1999 to 2008. The years 2001 and 2002 saw good agricultural seasons, relatively high world prices for New Zealand’s export commodities, a low exchange rate and a robust labour market. These factors boosted annual average GDP growth from 1.9% in June 2001 to 5.2% in December 2002.

Over the period 2002 to 2004, annual average growth in GDP was higher than the historical trend - in the range of 3.4% to 5.2%.  This period of strong growth came about despite the economy experiencing several temporary negative events.  These included travel disruptions and uncertainty due to the conflict in Iraq, the outbreak of Severe Acute Respiratory Syndrome (SARS) in Asia and the effects of dry weather on hydro-electricity production and farm output.

More recently, growth has eased as a result of high oil prices, interest-rate increases and slowing permanent and long-term immigration.  Output in the economy was flat in the second half of 2005 but growth recovered slightly during 2006 helped by a rebound in domestic demand and dairy exports.  The resurgence in growth driven by domestic demand and a high terms of trade continued throughout 2007 despite the Official Cash Rate (OCR) rising 100 basis points during this period.  The economy contracted over the first three quarters of 2008 as high food and fuel prices, along with high interest rates, led to a sharp fall in domestic demand. A drought in the 2007-08 summer also reduced agricultural output, particularly dairy production, in the March 2008 quarter.

Growth is forecast to remain weak in the short term as households go through a period of debt consolidation.  Annual average growth expected to be its weakest in the year ending March 2009.  After this, an export-led recovery is expected to lead to growth increasing to trend levels of around 3% in 2011.

After a small rise in the short term, the annual current account deficit is expected to narrow over the medium term from its September 2008 level of 8.6% of GDP.  Further declines in the exchange rate over 2009 and slowing import growth due to a relatively weak outlook for domestic demand are expected to contribute to this narrowing.

Annual Consumer Price Index (CPI) inflation increased from 1.8% in September 2007 to 5.1% in September 2008, well outside the Reserve Bank’s inflation target band of between 1% and 3%, largely driven by higher petrol and food prices.  Annual inflation then fell back to 3.4% in the December quarter, driven by falls in the price of fuel and other imports and a general easing in pricing pressures in the economy due to weaker domestic and external demand, partly as a result of the international financial crisis.  Further falls are expected over 2009.

Response to International Credit Crisis

The government has introduced a number of measures designed to assist the economy through the international credit crisis and recession, including wholesale funding and retail deposit guarantees, measures to assist small and medium-sized businesses and an accelerated infrastructure programme.

The primary objective of the two-year opt-in retail deposit guarantee scheme is to ensure public confidence in New Zealand’s financial system given the international financial market turbulence. Bank and non-bank deposit-takers must apply to the Treasury for approval to participate in the scheme and in certain cases pay fees to the New Zealand Government based on amount of deposits guaranteed, growth in deposits and deposit-taker rating.

The primary objective of the opt-in wholesale funding guarantee facility is to facilitate access to international markets by New Zealand financial institutions in a global environment where international investors remain highly risk averse and where many other governments have offered guarantees on domestic banks’ wholesale debt. The New Zealand Government receives a fee from each participating institution based on the institution’s credit rating and the term and amount of guaranteed debt issued.

The new government’s recently announced small business relief package is designed to assist small and medium-sized businesses (which make up the largest proportion of New Zealand businesses) in order to reduce compliance and improve the business environment in the face of the crisis.  The package includes a suite of 11 tax changes costing $480 million over four years, with around $270 million of extra cashflow remaining in businesses in the current financial year ending 30 June 2009, an expansion to the export credit scheme, extended jurisdiction for the Disputes (small claims) Tribunal, expansion of business advice services and a prompt-payment requirement for government agencies.

In addition, an accelerated infrastructure program consists of ‘ready-to-roll’ infrastructure projects spanning the housing, transport, education and energy sectors at an estimated cost of almost $500 million, of which around $100 million worth of projects will start in the current financial year.

Macroeconomic Policy

In the area of macroeconomic policy, the Reserve Bank Act 1989 and the Public Finance Act 1989 (as amended in 2004) continue to set the framework.  In June 2006, the New Zealand Treasury and the Reserve Bank of New Zealand co-hosted a Macroeconomic Policy Forum that brought together international and domestic experts to examine New Zealand’s macroeconomic framework.  The overall assessment of the invited speakers and participants was that the essential elements of New Zealand’s macroeconomic policy institutions are sound and appropriate.

Further assessment of the macroeconomic policy framework has been undertaken as part of an enquiry into the operation of monetary policy in New Zealand by Parliament’s Finance and Expenditure Select Committee.  The Committee’s report presented to Parliament in September 2008 largely endorsed the current monetary policy framework, with recommendations to improve the information available to policy makers and to strengthen the institutional focus on increasing productivity growth.

Monetary Policy

The focus of monetary policy is on maintaining price stability.  A Policy Targets Agreement between the Governor of the Reserve Bank of New Zealand and the Minister of Finance sets out the specific targets for maintaining price stability, while seeking to avoid unnecessary instability in output, interest rates and the exchange rate.  The most recent Agreement was signed in December 2008 after the new government took office.  There were no substantive changes to the Agreement.  For the purpose of the Agreement, the policy target is to keep future CPI inflation outcomes between 1% and 3% on average over the medium term.

From 2004 until mid-2008, monetary policy was in a tightening phase with the Reserve Bank increasing the Official Cash Rate (OCR) by a total of 325 basis points from 5.0% in January 2004 to a peak of 8.25% in July 2007.  The policy tightening reflected a prolonged period of strength in the domestic economy which left productive resources stretched and led to a rise in non-tradable inflation.  In line with moves by central banks around the world, the Reserve Bank commenced an easing cycle in response to the international financial crisis. The OCR was reduced by 150 basis points in December 2008 and again in January 2009 following smaller cuts at each of the previous three rate reviews.  In January 2009, the OCR stood at 3.5%.

Recent statements from the Reserve Bank, the latest being in January 2009, suggest that the easing cycle will continue despite annual CPI inflation reaching 3.4% in the December quarter 2008. The financial crisis is expected to slow growth in domestic demand, reducing non-tradable inflation pressure, while falling oil prices should also ensure that inflationary pressures ease.  The Bank noted that the current policy settings are consistent with inflation returning within the target band over the medium term as both tradable and non-tradable inflation looked set to ease.

Fiscal Policy

On the fiscal front, the 1990s saw a consolidation of the country’s fiscal position with the Fiscal Responsibility Act (now Part 2 of the Public Finance Act 1989) ensuring that fiscal policy is prudent and transparent.  The government remains committed to maintaining a sound fiscal position.

In 2007/08, a surplus on the government operating balance of $2.38 billion was achieved.  This compares with a surplus of $8.66 billion in 2006/07 and $11.48 billion in 2005/06.  An operating deficit of $4.3 billion is forecast for 2008/09 (December Update - main scenario).

The new government has announced that it will set new fiscal objectives in the 2009 Fiscal Strategy Report to be published on 28 May 2009 in conjunction with the 2009 Budget.

Direct Public Debt

At 30 June 2008, New Zealand’s gross direct public debt was $31.9 billion, or 17.7% of estimated GDP.  At the same date, public sector foreign-currency debt was $2.0 billion, and interest charges on foreign-currency debt were $69 million.  The government has no net foreign-currency debt.

SELECTED STATISTICAL AND FINANCIAL DATA

Statistical Data

Statistical Data	2004	2005	2006	2007	2008
	(dollar amounts in millions)
Gross Domestic Product at Current Prices (1) (2)	$139,939	$149,984	$157,335	$166,244	$178,058
Annual % Increase in Real GDP (1)(2)(3)	4.3	3.8	2.9	1.8	3.2
Population (thousands) (4)	4,079	4,127	4,176	4,223	4,264
Unemployment Rate (5)	4.1	3.8	3.9	3.7	3.7
Change in Consumer Price Index (6)	1.5	2.8	3.3	2.5	3.4
Exchange Rate (7)	0.6293	0.7085	0.6190	0.7559	0.7607
90-Day Bank Bill Rate (8)	6.07	7.03	7.47	8.32	8.68
10 Year Government Loan Stock Rate (8)	6.29	5.71	5.84	6.72	6.42
Terms of Trade Index (2)(9)	1057	1105	1069	1117	1247
Current Account Deficit as a % of GDP (1)(2)	-4.8	-6.8	-9.3	-8.3	-8.0

Government Finance (10)
Year ended 30 June	2003/04	2004/05	2005/06	2006/07	2007/08	2008/09(11)
Total Revenue	59,271	65,367	71,425	74,589	81,479	81,690
Total Expenses	53,698	58,292	64,334	68,729	75,842	81,754
OBEGAL (12)	5,573	7,075	7,091	5,860	5,637	(64)
Gains/(Losses)	1,736	(1,144)	2,451	2,162	(3,253)	1,973
Operating Balance (13)	7,309	5,931	9,542	8,022	2,384	1,909
% of GDP	5.1%	3.9%	6.1%	4.8%	1.3%	1.0%
Net Worth	39,595	54,240	83,971	96,827	105,514	107,769

Net Direct Domestic Borrowing	-682	-662	-1,221	-3,917	1,721	—
Net Direct Overseas Borrowing	-654	559	-16	312	-1,296	—

Direct Public Debt
Internal Funded Debt	26,632.0	26,555.3	25,346.9	26,860.4	28,210.4	—
Internal Floating Debt	5,815.0	5,595.0	5,057.0	2,303.4	1,655.0	—
External Debt	4,315.2	3,931.3	5,116.4	2,048.0	2,048.5	—
Total Direct Public Debt	36,762.2	36,081.6	35,520.3	31,211.4	31,913.9	—

(1)        Year ended 31 March.

(2)        2008 data provisional.  Prior years’ data revised.

(3)        Production based – chain volume series expressed in 1995/96 prices.

(4)        June year resident population estimate.

(5)        June quarter, seasonally adjusted.

(6)        Annual percentage change, June quarter.

(7)        US$ per NZ$ monthly average for June.

(8)        June monthly average.

(9)        Year ended 30 June.  Base: June quarter 2002 = 1000.

(10)      This table is prepared in accordance with New Zealand Generally Accepted Accounting Practice (GAAP).

(11)      Pre-Election Budget Update announced 6 October 2008.  Equivalent data was not calculated for the December Update.

(12)      Operating Balance Excluding Gains and Losses.  The OBEGAL is the operating balance excluding gains and losses on assets and liabilities of institutions such as the Accident Compensation Corporation, Earthquake Commission and the Government Superannuation Fund.

(13)      The forecast for 2008/09 was revised to an operating deficit of $4.3 billion in the December Update 2008 (main scenario).

NEW ZEALAND

Area and Population

New Zealand is situated in the South Pacific Ocean, 6,500 kilometres (4,000 miles) south-southwest of Hawaii and 1,900 kilometres (1,200 miles) to the east of Australia.  With a land area of 268,000 square kilometres (103,000 square miles), it is similar in area to Japan or Britain.  It is comprised of two main adjacent islands, the North Island and South Island, and a number of small outlying islands.  Because these islands are widely dispersed, New Zealand has a relatively large exclusive maritime economic zone of 3.1 million nautical square kilometres.

Over half of New Zealand’s total land area is pasture and arable land, and more than a quarter is under forest cover, including 1.8 million hectares of planted production forest.  It is predominantly mountainous and hilly, with 13% of the total area consisting of alpine terrain, including many peaks exceeding 3,000 metres (9,800 feet).  Lakes and rivers cover 1% of the land.  Most of the rivers are swift and seldom navigable, but many are valuable sources of hydro-electric power.  The climate is temperate and relatively mild.

New Zealand’s resident population at 30 June 2008 was estimated at 4,268,600.  With an estimated population of 1,414,800 people, the Greater Auckland Region is home to 33 out of every 100 New Zealanders and is the fastest growing region in the country.

New Zealand has a highly urbanised population with around 72% of the resident population living in urban entities with 30,000 or more people.  Over half of all New Zealanders (53%) live in the four main urban areas of Auckland (1,313,200), Hamilton (197,300), Wellington (381,900) and Christchurch (382,200).  The estimated resident population of the South Island reached 1,008,400 in 2007, exceeding one million for the first time.  The population of the South Island was estimated at 1,017,300 as at 30 June 2008.  The South Island’s Canterbury region was the second fastest-growing region after Auckland.

The population is heavily concentrated in the northern half of the North Island (52%), with the remaining population evenly spread between the southern half of the North Island (24%) and the South Island (24%).

Form of Government

New Zealand is a sovereign state with a democratic parliamentary government based on the Westminster system.  Its constitutional history dates back to the signing of the Treaty of Waitangi in 1840, when the indigenous Maori people ceded sovereignty over New Zealand to the British Queen.  The New Zealand Constitution Act 1852 provided for the establishment of a Parliament with an elected House of Representatives.  Universal suffrage was introduced in 1893.  Like Canada and Australia, New Zealand has the British monarch as titular Head of State.  The Queen is represented in New Zealand by the Governor-General, appointed by her on the advice of the New Zealand Government.

As in the United Kingdom, constitutional practice in New Zealand is an accumulation of convention, precedent and tradition, and there is no single document that can be termed the New Zealand constitution.  The Constitution Act 1986 has, however, updated, clarified and brought together in one piece of legislation the most important constitutional provisions that had been enacted in various statutes.  It provides for a legislative body, an executive and administrative structure and specific protection for the judiciary.

Legislative power is vested in Parliament, a unicameral body designated the House of Representatives.  It currently has 122 members, who are elected for three-year terms through general elections at which all citizens and permanent residents over 18 years of age are entitled to vote.  Authority for raising revenue by taxation and for expenditure of public money must be granted by Parliament.  Parliament also controls the government by its power to pass a resolution of no confidence or to reject a government proposal made a matter of confidence, in which event the government would be expected to resign.

The executive government of New Zealand is carried out by the Executive Council.  This is a formal body made up of the Cabinet and the Governor-General, who acts on the Cabinet’s advice.  The Cabinet itself consists of the Prime Minister and his/her Ministers, who must be chosen from among elected Members of Parliament.  Each Minister supervises and is responsible for particular areas of government administration.  Collectively, the Cabinet is responsible for all decisions of the government.

As a result of a referendum held in conjunction with the 1993 election, New Zealand changed from a “First Past the Post” (FPP) system of electing Members of Parliament to a “Mixed Member Proportional” (MMP) system of proportional representation.  MMP is similar to the German Federal system of election to the Lower House.  Under MMP, the total number of seats each party has in Parliament is proportional to that party’s share of the total list vote.  Around half of all Members of Parliament are elected directly as electorate representatives as under the FPP system. The remaining members are chosen by the parties from party lists. This change was put in place for the 1996 election.

At the last six general elections, the distribution of seats in Parliament among the principal parties was as follows:

	1993	1996	1999	2002	2005	2008
National Party	50	44	39	27	48	58
Labour Party	45	37	49	52	50	43
Green Party	—	—	7	9	6	9
ACT New Zealand	—	8	9	9	2	5
Maori Party*	—	—	—	—	4	5
Progressive Party	2	13	10	2	1	1
United Future Party	—	1	1	8	3	1
New Zealand First	2	17	5	13	7	—
TOTAL	99	120	120	120	121	122

*The Maori Party was formed in 2004, led by a former Labour Party MP.  Following a by-election, the Maori Party had one seat in Parliament and the Labour Party 51. The Maori Party won four electorate seats at the next general election in September 2005, one more than it was entitled to according to its share of party votes, thereby creating an “overhang” of one seat.  In 2008, the Maori Party won five electorate seats, creating an overhang of two seats in Parliament.

Following the general election in November 2008, seven political parties are represented in Parliament.  The National Party formed a minority Government after the election with support agreements with ACT, United Future and the Maori Party.  The Honourable John Key, the Leader of the National Party, is Prime Minister and the Honourable Bill English, Deputy Leader of National, is Deputy Prime Minister.

The judicial system in New Zealand is based on the British model.  By convention and the Constitution Act 1986, the judiciary is independent from the executive.

Social Framework

New Zealand has a high degree of social and political stability and a modern social welfare system which includes universal entitlement to primary and secondary education and subsidised access to health services for all residents.   The population is mainly European, with around 80% of residents designating themselves as being of European descent, 14.6% as New Zealand Maori, 6.9% as Pacific Islanders, 9.2% as Asian and 0.9% as other.  (Note:  Census respondents are able to give multiple responses to ethnicity questions, hence the number of responses is greater than the total population).  There is a high incidence of intermarriage among these groups.  The majority of Europeans are of British descent, while the New Zealand Maori are of the same ethnic origin as the indigenous populations of Tahiti, Hawaii and several other Pacific Islands.

The principal social services financed by the government are health and education, income support for low and middle income families, and a range of benefits and pensions, including New Zealand Superannuation and the unemployment, single parent, sickness and invalid benefits.  The publicly-funded social services are augmented by privately-financed schools, health services, pension plans and philanthropic services.

The Treaty of Waitangi

The Treaty of Waitangi is regarded as a founding document of New Zealand.  First signed at Waitangi on 6 February 1840, the Treaty is an agreement between Maori and the British Crown and affirms for Maori their status as the indigenous people of New Zealand.

The Treaty comprises three articles.  The first grants to the Queen of England the right to “govern” New Zealand while the second article guarantees Maori possession of their lands, forests, fisheries and other resources.  The third and final article gives Maori all the citizenship rights of British subjects.  There are outstanding claims by Maori that the Crown has breached the Treaty, particularly the guarantees under the second article.  Since 1992, the government has developed processes and polices to enable the Crown and Maori to settle any Treaty of Waitangi claim relating to events before September 1992.

Foreign Relations and External Trade

New Zealand foreign policy seeks to influence the international environment to promote New Zealand’s interests and values, and to contribute to a stable, peaceful and prosperous world.  In seeking to make its voice heard abroad, New Zealand aims to advance and protect both its security and prosperity interests.

Trade is essential to New Zealand’s economic prosperity.  Exports of goods and services make up over 30% of New Zealand’s GDP.  New Zealand’s trade interests are well diversified: Australia, North America, the European Union, and East Asia each take between 15% and 30% of New Zealand’s exports.  New Zealand remains reliant on exports of commodity-based products as a main source of export receipts and relies on imports of raw materials and capital equipment for industry.

New Zealand is committed to a multi-track trade policy which includes the following measures:

•                  multilateral trade liberalisation through the World Trade Organisation (WTO);

•                  regional co-operation and liberalisation through active membership of such fora as the Asia Pacific Economic Cooperation (APEC) and the East Asian Summit;

•                  a focus on building regional relationships through various policy initiatives; and

•                  plurilateral trade arrangements such as

•                  the Closer Economic Relations (CER) agreement with Australia (signed in 1984);

•                  bilateral agreements with Singapore, Thailand and China;

•                  the Trans-Pacific Strategic Economic Partnership Agreement with Singapore, Chile and Brunei:

•                  the recently concluded ASEAN-Australia-New Zealand Free Trade Area negotiations, now awaiting ratification by the partner countries involved;

•                  current negotiations underway with Malaysia and the Gulf Cooperation Council.

•                  Closer Economic Partnership negotiations with Hong Kong which are expected to in 2009; and

•                  recently announced agreements with India and Korea to pursue free trade negotiations.

New Zealand remains committed to a reduction of world-wide trade barriers.  Tariffs have been systematically reduced and quantitative controls on imported goods eliminated.  Currently around 95% of goods come into New Zealand tariff free, including all goods from Least Developed Countries.

New Zealand was active in laying the foundations for the Doha round of WTO negotiations.  Agriculture and services are of prime importance to the New Zealand economy and agriculture in particular is central to the Doha negotiations.  New Zealand will be working with other like-minded countries to reduce barriers to trade in goods and services and provide improved market access for New Zealand exporters.

New Zealand, as a member of APEC, is committed to achieving APEC’s goals of free trade and investment in the region. Asia-Pacific regional linkages remain at the core of New Zealand’s political and economic interests.  The countries of APEC take more than 70% of New Zealand’s exports.  They provide 70% of New Zealand’s tourist visitors and approximately 80% of New Zealand’s investment.

New Zealand is a long-standing member of the Organisation for Economic Cooperation and Development (OECD), the International Monetary Fund (IMF) the World Bank, the Asian Development Bank (ADB) and the World Trade Organisation (WTO).

Environmental Policy

The New Zealand government recognises that sustainable development principles should underpin its economic, social and environmental policies both domestically and internationally.  “Sustainable development” integrates concern for social, economic and environmental issues, taking into account the long-term as well as short-term effects of policy decisions.

New Zealand’s low population and limited industrial base means that environmental issues are generally less severe than those in many other industrialised countries.  Many of the big environmental issues for New Zealand in the first decade of the 21st century are also economic and public health issues.  More sustainable use of water, managing marine resources, reducing waste and improving energy efficiency are all essential for creating wealth and quality of life as well as for environmental sustainability.  However, the decline of the country’s unique plants, animals and ecosystems is New Zealand’s most pervasive environmental issue.  Programmes are in place or under further development in all these areas.

More broadly, the Resource Management Act provides a national framework for addressing environmental issues, with local government having the major responsibility for planning and environmental approvals at a local level.  The new government plans has introduced legislation to amend the Act in order to streamline and simplify processes and reduce costly delays for developers and investors while still maintaining necessary environmental protections.

A particular challenge for New Zealand relates to determining the most appropriate way forward in relation to climate change.  This has both an international and a domestic perspective.  New Zealand is a small country with a unique emissions profile as a result of the prominent place that land-use industries hold in the New Zealand economy.  Particular challenges relate to abating agricultural emissions, which make up nearly 50% of New Zealand’s greenhouse gas emissions.  New Zealand could be affected by significant climatic change and the government is therefore committed to assisting in the international climate change dialogue.

In 2008, the government introduced an emissions trading scheme for greenhouse gas emissions.  The incoming government has announced that it plans to review the scheme.

THE ECONOMY OF NEW ZEALAND:  OVERVIEW

Except as otherwise indicated, all forecasts in this Description of New Zealand are based on the New Zealand Treasury’s Economic and Fiscal Forecasts December 2008 (the December Update) and have not been updated since the December Update and are not expected to be updated until the New Zealand government releases its Budget in May 2009. The outlook for the world economy has weakened since the December Update forecasts were completed. The New Zealand economy is expected to continue weakening in 2009 with a further fall in real GDP predicted for the March quarter. As a result, growth appears to be developing in line with the December Update downside scenario, at least in the near term, with recent international developments pointing to further downside risk.

Introduction

New Zealand has a small export-dependent economy which operates on free market principles.  It has sizable manufacturing and service sectors complementing a highly efficient agricultural sector. New Zealand is highly dependent on the primary sector with commodities accounting for around half of total exports.  Exports of goods and services account for around one third of real expenditure GDP.

Background

New Zealand emerged from World War II with an expanding and successful agriculture-based economy.  In the 1950s and 1960s, a period of sustained full employment, GDP grew at an average annual rate of 4%.  Agricultural prices remained high, due in part to a boom in the wool industry during the Korean War.  However, even during this period there were signs of weakness.  In 1962, the Economic and Monetary Council advised the government that between 1949 and 1960 New Zealand’s productivity growth had been one of the lowest amongst the world’s highest earning economies.

In the late 1960s, faced with growing balance of payments problems, successive governments sought to maintain New Zealand’s high standard of living with increased levels of overseas borrowing and increasingly protective economic policies.

Problems mounted for the New Zealand economy in the 1970s.  Access to key world markets for agricultural commodities became increasingly difficult.  The sharp rises in international oil prices in 1973 and 1974 coincided with falls in prices received for exports.  As in many OECD countries, policies in New Zealand were principally aimed at maintaining a high level of economic activity and employment in the short term.  High levels of protection of domestic industry had greatly undermined competitiveness and the economy’s ability to adapt to the changing world environment.  The combination of expansionary macro policies and industrial assistance led to macroeconomic imbalances, structural adjustment problems and a rapid rise in government indebtedness.  After the next major shift in oil and commodity prices in 1979 and 1980,
New Zealand’s position deteriorated further.

From around 1984 onwards, the direction of economic policy in New Zealand turned away from intervention toward the elimination of many forms of government assistance.  On the macroeconomic level, policies were aimed at achieving low inflation and a sound fiscal position while microeconomic reforms were introduced to open the economy to competitive pressures and world prices.

The reforms included the floating of the exchange rate, abolition of controls on capital movements, the ending of industry assistance, the removal of price controls, deregulation across a number of sectors of the economy, corporatisation and privatisation of state-owned assets, and labour market legislation aimed at facilitating more flexible patterns of wage bargaining.

After a period of weak growth during the late 1980s, New Zealand’s economic performance improved significantly during the 1990s.  From mid-1991, the economy grew strongly with particularly strong output from 1993 to 1996, with annual average growth in real GDP peaking at 6.8% in June 1994.

Growth slowed during 1997 and 1998 due to a slowdown in key Asian trading partners together with a drought that affected large parts of the country over the 1997/98 and 1998/99 summers.

After this period, the economy performed strongly with the exception of a short weaker period during 2001.  However, the economy regained momentum, with a combination of two good agricultural seasons, relatively high world prices for New Zealand’s export commodities, a low exchange rate and a robust labour market contributing to strong income flows throughout the economy.

Over 2002 to 2004, growth in GDP was generally in the 3.5% to 4.5% range, peaking at 5.2% annual average growth in December 2002.  This period of strong growth included a period in which the economy was subject to several temporary negative events.  These included travel disruptions and uncertainty due to the conflict in Iraq, the outbreak of SARS in Asia and the effects of dry weather on hydro-electricity production and farm output.

After 2004, growth eased as a result of high oil prices, interest-rate increases and weakness in the external sector, with the economy remaining flat in the second half of 2005.  There was a recovery during 2006 as the exchange rate depreciated, but annual average growth of 1.7% for the year to December 2006 was well down from the recent peak of 4.4% in the year to 30 September 2004.

The current account deficit increased from the 2.7% to 4.1% range which had prevailed between 1990 and 1994, to 6.4% in 2000.  The increase in the deficit was primarily caused by the international income deficit increasing, reflecting New Zealand’s increased net international liability position.  A depreciation of the exchange rate from 2000 saw the annual current account narrow to 2.8% of GDP in September 2001.  A subsequent appreciation of the exchange rate saw the current account deficit reach 9.3% of GDP in the year to June 2006 as strong consumption and investment demand drove strong import growth.

Recent Developments and Outlook

A drought over the 2007/08 summer led to lower production of dairy products in the first half of 2008. Domestic activity slowed sharply as high fuel and food prices and the impact of past interest rate rises began dampening private consumption. High interest rates and falling house prices resulted in residential investment contracting sharply in the first half of 2008. The economy contracted 0.3% in the March quarter and again by 0.2% in the June quarter.  Growth slipped by a further 0.4% in the September quarter on the back of lower investment and export volumes, taking annual average growth to 1.7% in the year to September 2008.

The appreciation of the New Zealand dollar during 2007, coupled with the re-acceleration of economic growth and continued capacity constraints, promoted a rebound in business investment.  The resurgence in investment, coupled with the high exchange rate relative to the currencies of New Zealand’s main trading partners, meant annual average import volume growth remained strong at 7.5% in the year ending September 2008.  Slowing domestic activity and a falling exchange rate are expected to dampen import growth over at least the next three years.

The Trade Weighted Exchange Rate Index (TWI), which is based on a basket of rates for New Zealand’s major trading partners, reached a record level of 75.42 in the middle of 2007. Despite the exchange rate remaining at historically high levels in the second half of 2007, export volumes continued to grow on the back of increased demand for agricultural products, particularly from Asia and oil-exporting countries. The currency began a swift period of downward adjustment, particularly against the US dollar, from early 2008 as the market assessed monetary policy in New Zealand shifting towards a loosening bias and a weaker outlook for growth.  Annual average growth in exports slowed through 2008, increasing only 2.4% in the year to September 2008.

The terms of trade began increasing from December 2006, supporting export values (as well as private consumption) through 2007. The terms of trade reached a 33-year high in March 2008 and remained elevated in the September quarter due to record high commodity prices in late 2007 continuing to be reflected in export prices, particularly for dairy-related products, the supply of which had been sharply reduced due to the 2007/08 drought.  A sharp fall in oil prices is expected to result in the terms of trade peaking by year-end 2008 and gradually declining as export prices begin to fall.  A declining exchange rate is expected to partly offset falling commodity prices and export volumes are expected to contract in the year to March 2009.

The current account deficit is expected to increase in the short term from the 8.6% of GDP reached in September 2008 given the surge in oil prices earlier in 2008 and the effects of the drought limiting some agricultural exports.  The deficit is expected to increase from its September 2008 level of 8.6% of GDP in the short term but then to narrow over the next five years.  Export price growth over 2008, along with declining imports, weak domestic demand and a pick-up in export volumes as global growth returns, is expected to contribute to the continued narrowing of the deficit.

Annual CPI inflation increased from 3.2% in September 2007 to 5.1% in September 2008, largely driven by higher petrol and food prices before falling back to 3.4% in the December quarter.  The September 2008 quarter’s figure of 5.1% is expected to be the peak in the current inflation cycle as non-tradable inflation is expected to soften as resource pressures in the economy subside.

Annual growth is forecast to be just under zero in the year to March 2009 as domestic demand continues to slow. The slowdown has primarily been led by households, as private consumption and residential investment levels continue to fall. The anticipated reduction in private spending and residential construction is expected to assist in rebalancing the New Zealand economy, with the rate of household debt accumulation slowing and the household saving rate increasing. Growth is expected to pick up moderately in the year to March 2010 as domestic demand recovers in response to lower import prices and interest rates and as agricultural exports recover from drought-affected levels.

A large proportion of the risks and uncertainties around the outlook for New Zealand relate to the global economic outlook, especially around global financial markets and international commodity prices.  If global growth continues to deteriorate and credit remains tight, businesses and households will be adversely affected.  The degree to which the international situation deteriorates and the extent of the impact on the real economy are highly uncertain at this juncture.  The path taken by the exchange rate and uncertainty around oil prices are additional risks to the outlook given the current economic climate.

Response to Recession and International Credit Crisis

Since taking office in November 2008, the new government has announced a number of initiatives aimed at mitigating the effects of the recession and the global credit crisis.  These include:

•                  An accelerated package of ‘ready-to-roll’ infrastructure projects spanning the housing, transport, education and energy sectors at an estimated cost of almost $500 million, of which around $100 million worth of projects will start in the current financial year.

•                  A small business relief package designed to assist small and medium-sized businesses (which make up the largest proportion of New Zealand businesses) in order to reduce compliance and improve the business environment in the face of the crisis.  The package includes the following elements:

•                  a suite of 11 tax changes costing $480 million over four years, with around $270 million of extra cashflow remaining in businesses in the current financial year ending 30 June 2009;

•                  an expansion to the export credit scheme;

•                  extended jurisdiction for the Disputes (small claims) Tribunal to reduce the number of disputes going through lengthy court processes;

•                  expansion of business advice services ; and

•                  a prompt-payment requirement for government agencies.

Fiscal Policy

Prudent Fiscal Management:  The Public Finance Act 1989

In 1994, the Government enacted the Fiscal Responsibility Act.  The Act was intended to assist in achieving consistent, good quality fiscal management over time, which would enable the Government to make a major contribution to the economic health of the country and be better positioned to provide a range of services on a sustained basis.  This Act has now been repealed but its provisions have largely been incorporated into Part 2 of the Public Finance Act 1989.

Part 2 requires the Crown’s financial reporting to be in accordance with New Zealand Generally Accepted Accounting Practice.  The primary fiscal indicators are the operating balance, debt and net worth.

Part 2 requires the Government to pursue its policy objectives in accordance with the principles of responsible fiscal management set out in the Act.  These include:

•                  reducing debt to prudent levels to provide a buffer against future adverse events;

•                  maintaining, on average, operating balance once prudent debt levels are reached i.e., the Government is to live within its means over time, with some scope for flexibility through the business cycle;

•                  achieving and maintaining levels of net worth to provide a buffer against adverse events;

•                  managing the risks facing the Crown; and

•                  pursuing policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

Key Fiscal Indicators

Operating Balance:  Following a prolonged period of fiscal deficits, New Zealand achieved surpluses in 1993/94 and remained in surplus until 2007/08

Core Crown operating expenses have been reduced as a percentage of GDP from over 40% in 1992/93 to 31.7% in 2007/08.  Expenses have been controlled with output budgeting, accrual reporting and decentralised cost management.

In 2007/08, the operating balance was a surplus of $2.384 billion.  The December 2008 Update (main scenario) forecasts for 2008/09, 2009/10, 2010/11, 2011/12 and 2012/13 are for deficits of $4.329 billion, $1.990 billion, $3.598 billion, $3.609 billion and $3.333 billion respectively.

Net debt:  Net debt has fallen from 49% of GDP in 1992/93 to 0% in 2007/2008.  Debt repayments have been financed from operating surpluses, and asset sales proceeds pre 1999.

Net worth:  Net worth increased from $96.8 billion in 2006/07 to $105.5 billion in 2007/08.  This improvement reflects the ongoing operating surplus plus revaluations of physical assets.

The January Financial Statements of the Government released on 6 March 2009 reported that both the operating balance and net worth were tracking lower than expected against the December Update. The variance was mainly driven by valuation changes in the liability of the Accident Compensation Corporation (ACC).  The lower than forecast operating balance has limited impact on the cash position as the majority of the weaker investment returns are valuation changes and so are non-cash.

Both tax revenue and expenses were tracking close to expectation.

Losses arose in the New Zealand Superannuation Fund (NZSF) as a result of the sharp downturn of the financial markets (equity, commodities and property markets) during the period for September 2008 to January 2009.  Weakness in the New Zealand dollar relative to foreign currencies also contributed to the losses in the NZSF.

Fiscal Objectives

The new government has announced it will set new fiscal objectives in the 2009 Fiscal Strategy Report to be published on 28 May 2009 in conjunction with the 2009 Budget.  The government’s focus will be on ensuring a stable economic environment, underpinned be a plan to set revised objectives, and taking credible and achievable steps to stop debt rising and eventually reduce debt and maintain net worth.  Achieving this will mean a focus on influencing the fiscal aggregates, such as debt and net worth measures, over a long time period, lifting growth in the economy and constraining expenditure.  The government’s objective is to lift growth through reducing regulation, lower taxes and lifting productivity.  A public service that delivers quality services and better value for money will be an important component of achieving the fiscal objectives.

Direct Public Debt

Prior to March 1985, successive governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit.  Since the adoption of a freely floating exchange-rate regime, governments have undertaken new external borrowing only to rebuild the nation’s external reserves and to meet refinancing needs.

Direct public debt increased by a net amount of $702 million including swaps between 1 July 2007 and 30 June 2008.  This increase was due to a net increase in internal debt of $702 million.  There was no change in external debt.

Government gross direct debt amounted of 17.7% of GDP in the year ended June 2008, down from 18.9% the previous year.

National Accounts

In the year to September 2008, the New Zealand economy recorded annual average annual GDP growth of 1.7%.  Growth in the September quarter was -0.4% following growth of -0.2% in the June quarter and -0.3% in the March quarter.  Growth is expected to be near zero in 2009/10 and to resume during the 2010/11 year.

Gross Domestic Product and Gross National Expenditure (1)

The following table shows Gross Domestic Product and Gross National Expenditure in nominal terms for the last five March years:

Year ended 31 March	2004	2005	2006	2007	2008
	(dollar amounts in millions)
Compensation of Employees	59,500	64,237	68,920	73,803	78,242
Net Operating Surplus	44,046	46,741	47,207	47,507	52,071
Consumption of Fixed Capital	18,902	20,315	21,858	23,595	25,082
Indirect Taxes	17,932	19,146	20,451	21,594	22,688
Less Subsidies	442	491	581	596	612
Gross Domestic Product	139,939	149,949	157,855	165,903	177,472

Final Consumption Expenditure
General Government	24,383	26,347	28,521	30,843	33,304
Private	82,218	87,580	93,314	98,544	103,497
Physical Increase in Stocks	1,259	1,646	1,110	251	1,395
Gross Fixed Capital Formation	31,676	35,571	38,096	39,057	41,418
Gross National Expenditure	139,536	151,144	161,041	168,695	179,614

Exports of Goods and Services	40,658	43,337	43,808	48,202	51,390
Less Imports of Goods and Services	40,254	44,533	47,514	50,653	52,946
Expenditure on Gross Domestic Product	139,939	149,948	157,335	166,244	178,058

(1) 2008 data estimated.  Prior years’ data revised

Gross Domestic Product by Production Group (1)

The following table shows Gross Domestic Product by major industries at constant 1995/96 prices:

Year ended 31 March	2004	2005	2006	2007	2008	2008 % of Total
	(dollar amounts in millions)
Finance Insurance & Business Services, etc	30,418	31,558	33,245	34,532	35,867	26.5%
Manufacturing	19,054	19,638	19,351	18,970	19,166	14.1%
Personal & Community Services	14,568	14,904	15,247	15,669	16,037	11.8%
Transport & Communication	12,124	12,868	13,228	13,516	14,214	10.5%
Wholesale Trade	9,195	9,823	10,077	10,081	10,508	7.8%
Retail, Accommodation, Restaurants	8,866	9,406	9,825	10,098	10,412	7.7%
Agriculture	6,300	6,090	6,485	6,505	6,372	4.7%
Construction	5,715	6,097	6,367	6,251	6,527	4.8%
Govt Administration & Defence	4,887	5,183	5,489	5,925	6,246	4.6%
Fishing, Forestry, Mining	2,740	2,633	2,597	2,567	3,193	2.4%
Electricity Gas & Water	2,395	2,525	2,414	2,485	2,379	1.8%
Gross Domestic Product	120,813	125,365	129,081	131,449	135,506	100.0%

Annual Average % change	4.3	3.8	3.0	1.8	3.1
Primary Industries	9,127	8,811	9,194	9,188	9,618	7.1%
Goods Producing Industries	27,173	28,299	28,170	27,783	28,122	20.8%
Services Industries	79785	83377	86814	89615	92995	68.6%

Prices and Costs

New Zealand experienced a substantial improvement in inflation performance during the 1990s relative to previous decades.  Since September 1991, inflation has averaged 2.2% per annum.

Annual inflation reached 4.0% in June 2006 as increases in international oil prices flowed through to higher petrol prices.  Inflation then moderated, with lower petrol prices and increased government subsidies for childcare and healthcare helping to reduce annual inflation to 1.8% in September 2007. Since then, rising petrol and food prices led to inflation increasing for four consecutive quarters to 5.1% in the year to September 2008 before falling to 3.4% in the year to December. Inflation is expected to decline further to around 1% by the end of 2009, driven by lower import prices and a general easing in pricing pressures in the economy due to weaker domestic and external demand, partly as a result of the international financial crisis.

Patterns of inflation vary between internationally tradable and non-tradable goods and services. Continued strength in the housing market, and high energy and electricity costs, along with stretched productive resources, contributed to non-tradables inflation averaging 4.3% from 2004 to 2007.  Tradables inflation was generally low through to the end of 2007 due to the high dollar relative to historical levels. The rapid rise in oil prices over the first half of 2008, coupled with increased food prices, resulted in higher tradable inflation through until September 2008, when it reached 6.3%.

Wage growth has increased over recent years, reflecting a tight labour market and high inflation.  Growth in the index of salary and ordinary-time wage rates averaged around 2.3% per annum in 2003 and 2004 but has been above 3% since September 2005 with a record 3.6% increase in the year to September 2008. Growth rates are expected to soften with lower inflation and easing employment over the period 2009/10.

Producer price inflation for inputs was negative for most of the period from the second half of 2002 until the first quarter of 2004, with the appreciating exchange rate an important contributor.  Producer price inflation turned positive in the year to June 2004 and rose to an annual rate of 8.0% in the June 2006 quarter before declining sharply to 1.3% in June 2007, as a result of the higher New Zealand dollar. Record high price increases for oil and oil-related products resulted in producer price inflation reaching 11.8% in the year to June 2008, a figure expected to unwind rapidly as oil prices decline.

The following table shows on a quarterly basis the Terms of Trade Index, the Producers Price Index, the Consumers Price Index, and the Labour Cost Index and, in each case, the percentage change over the same quarter of the previous year.

	Terms of Trade Index (1)		Producers Price Index (2)(3)		Consumers Price Index (4)		Labour Cost Index (5)
March	1,057	6.1%	1,143	-0.3%	928	1.5%	1,062	2.2%
June	1,080	7.2%	1,165	2.1%	935	2.4%	1,068	2.3%
September	1,077	7.3%	1,176	2.5%	941	2.5%	1,075	2.2%
December	1,081	4.4%	1,186	3.3%	949	2.7%	1,083	2.5%

March	1,105	4.5%	1,185	3.7%	953	2.8%	1,089	2.5%
June	1,091	1.0%	1,210	3.9%	962	2.8%	1,096	2.6%
September	1,087	0.9%	1,240	5.4%	973	3.4%	1,108	3.1%
December	1,060	-1.9%	1,251	5.5%	979	3.2%	1,117	3.1%

March	1,069	-3.3%	1,264	6.7%	985	3.3%	1,124	3.2%
June	1,097	0.5%	1,301	7.5%	1,000	4.0%	1,132	3.3%
September	1,073	-1.3%	1,319	6.4%	1,007	3.5%	1,143	3.2%
December	1,100	3.8%	1,305	4.3%	1,005	2.6%	1,153	3.2%

March	1,117	4.5%	1,296	2.5%	1,010	2.5%	1,160	3.2%
June	1,122	2.3%	1,312	0.8%	1,020	2.0%	1,167	3.1%
September	1,163	8.4%	1,344	1.9%	1,025	1.8%	1,179	3.1%
December	1,197	8.8%	1,361	4.3%	1,037	3.2%	1,191	3.3%

March	1,247	11.6%	1,390	7.3%	1,044	3.4%	1,200	3.4%
June	1,242	10.7%	1,473	12.3%	1,061	4.0%	1,208	3.5%
September	1,214	4.4%	1,527	13.6%	1,077	5.1%	1,222	3.6%
December	NA	NA	1493	9.7%	1072	3.4%	1230	3.3%

(1)                        Base: June quarter 2002=1000

(2)                        All industry inputs. Base: December quarter 1997=1000

(3)                        Base: June quarter 2006 = 1000

(4)                        All industry ordinary time salary and wage. Base: June quarter 2001 = 1000

Labour Markets

New Zealand has a decentralised labour market.  Enterprise bargaining predominates in the negotiation of the terms and conditions of employment.  The Employment Relations Act 2000 provides the statutory framework that supports the building of productive employment relationships.  The legislation promotes collective bargaining in various ways, such as providing that only unions and employers can be parties to collective agreements, and giving employees the right to strike in pursuit of multi-employer contracts.  It also requires the parties to employment relationships (unions, individual employees and employers) to deal with each other in good faith.

At the same time, individual choice is protected in terms of freedom of association and union membership, and the choice of collective and individual employment agreements.  The legislation promotes mediation to assist in the early resolution of workplace disputes.

In 2004 and 2006, the government made amendments to strengthen the Act to ensure it is better able to achieve its key objectives of promoting good faith, collective bargaining and the effective resolution of employment relationship problems.  The amendments also provide protective measures for employees affected by the sale, transfer or contracting out of businesses.

A set of minimum employment standards also underpins employment relationships and protects the more disadvantaged in the workforce.  Legislation here includes the Minimum Wage Act, the Equal Pay Act, the Holidays Act and the Parental Leave and Employment Protection Act.

Employment growth has been strong recently, with annual growth averaging 2.4% over the four years to 2008 although it has since eased to 1.0%.  The unemployment rate increased to 4.6% in December 2008, the highest rate in five years, although still low by historical standards.  At the same time, the labour force participation rate was at an all time high of 68.8%.

Labour productivity grew through 2007 and peaked in the year to March 2008 at 3.3%. Productivity growth slipped to 2.7% in the year to June 2008 and is expected to continue to weaken in the near term as the economy cools.

New Zealand’s relatively high rate of job turnover and of firm creation and destruction suggests that there is a relatively low level of regulatory and institutional impediments to employment, disinvestment and innovation.  Attention continues to be given to building up skill levels in the workforce and to addressing skill shortages.

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS

Primary Industries

The agricultural, horticultural, forestry, mining and fishing industries play a fundamentally important role in New Zealand’s economy, particularly in the export sector and in employment.  Overall, the primary sector accounts for 7.1% of GDP and contributes over 50% of New Zealand’s total export earnings.

Agriculture and Horticulture

Agriculture directly accounts for around 5% of GDP, while the manufacture of primary foods accounts for a further 2.9%.  Downstream activities, including transportation, rural financing and retailing related to agricultural production also make important contributions to GDP.

The surge in commodity (particularly dairy) prices through to mid-2008 again highlighted the importance that agriculture plays in the New Zealand economy.  High commodity prices boosted disposable incomes, helping to boost domestic demand and GDP growth.

Rising demand from developing countries and supply constraints helped push dairy prices to their highest ever level in both world and NZD terms in late 2007.  As commodity prices generally have weakened, world dairy prices have fallen by around 50% from their peak in late 2007 and the dairy exporter, Fonterra, has reduced its forecast payout to dairy farmers from $7.90 per kilogram of milk solids in the 2007/08 season to $5.10 for the 2008/09 season.  The fall in the New Zealand dollar has partly offset the fall in world prices.

A drought over the 2007/2008 summer reduced the supply of dairy products. However, a strong recovery and ongoing dairy farm conversions are expected to ensure a new record for the level of milk production in the 2008/09 season.

Horticultural crops have become increasingly important, with the principal crops being apples and kiwifruit.  Other significant export crops include wine, fresh and processed vegetables and seeds.  The value of horticultural exports is estimated to be around $3.0 billion per annum.

The following table shows sales of the principal categories of agricultural products for the years indicated, and as a percentage of agricultural sales for 2008.

Gross Agricultural Production (1)

	Year ended 31 March					2008 % of
	2004	2005	2006	2007	2008	Total
	(dollar amounts in millions)
Dairy	5,258	5,518	4642	5182	6,461	34.1%
Agricultural services	2,254	2,433	2879	3055	3,304	17.5%
Cattle	2,135	2,209	2078	2184	1,879	9.9%
Sheepmeat	1,786	1,821	1742	1748	1,666	8.8%
Fruit	1,318	1,336	1449	1452	1,592	8.4%
Sales of live animals	732	789	1006	1162	1,054	5.6%
Vegetables	828	739	715	715	740	3.9%
Crops and seeds	441	374	334	398	506	2.7%
Wool	585	586	545	526	471	2.5%
Other horticulture	299	276	278	280	290	1.5%
Deer	171	187	210	255	251	1.3%
Non-farm income	213	221	205	218	222	1.2%
Other farming	218	230	171	208	189	1.0%
Pigs	156	157	164	166	165	0.9%
Poultry/eggs	125	137	135	143	148	0.8%
Value of livestock change	4	-77	85	91	-12	-0.1%
TOTAL GROSS REVENUE	16,523	16,936	16638	17783	18,926	100.0%

(1) All data estimated.

Forestry

Forestry and logging makes up around 1.1% of GDP and is the basis of an important export industry, with almost 70% of wood from the planted production forests eventually being exported in a variety of forms, including logs, wood chips, sawn timber, panel products, pulp and paper, and further manufactured wooden products, including wooden furniture.

For the year ended September 2008, the value of exports of forestry products was $3,330 million (f.o.b.), 7.8% of New Zealand’s total merchandise exports.  The largest markets for forestry exports are Australia, Japan and the United States.  The Republic of Korea and China are important developing markets.

New Zealand’s climate and soils are well-suited to the growth of planted production forests.  These forests cover an area of 1.8 million hectares and produce over 99% of the country’s wood.  Radiata pine, which makes up 89% of the plantation estate, matures in 25 to 30 years, more than twice as fast as in its natural habitat of California.  This species has had considerable research investment and has demonstrated its versatility for a wide range of uses.  The second most important species is Douglas fir, which makes up 6% of the planted forest area.

New Zealand’s total planted forest growing stock at 1 April 2007 was estimated at 434 million cubic metres.  For the year ended September 2008, an estimated 19.6 million cubic metres of wood were harvested from production forests. Of this, 6.3 million cubic metres were exported as logs and the balance was manufactured into a range of products, including 4.0 million cubic metres of sawn timber, 1.8 million cubic metres of wood panels (consisting of fibreboard, veneer, plywood and particleboard) and 1.5 million tonnes of wood pulp (made from harvested logs plus residues from sawmills).  The wood pulp was then exported as unprocessed pulp (814,000 tonnes) or manufactured into paper and paperboard (871,000 tonnes, including from recycled paper).

Forecasts indicate that annual wood availability could increase from the current level of 20 million cubic metres (year ended June 2008) to around 25 million cubic metres by 2016.  Market conditions and logistical constraints (availability of logging crews, transport capacity, and wood processing capacity) will dictate how quickly the additional wood is actually harvested.

The output of the forestry and logging sector fell 3.3% in real terms in the year to June 2008 following weak international prices over several years.  Demand in major export markets is currently flat to declining with log markets potentially more positive than the demand for processed wood products.  However, additional wood availability will support additional exports as market conditions improve and commodity transport costs fall.

Fishing

New Zealand has an Exclusive Economic Zone (EEZ) of 3.1 million nautical square kilometres supporting a wide variety of inshore fish, some large deep-water fin fish, squid and tuna.  New Zealand’s unpolluted coastal waters are also well-suited to aquaculture.  The main species farmed are Pacific oyster, green-lipped mussels and quinnat salmon.

Fishing is a major New Zealand industry and an important merchandise export earner.  Fish and other seafood accounted for $1,145 million in export revenues in the year ended September 2008, about 2.7% of total merchandise exports.  The most important export species are green-lipped mussels, hoki, mackerel, squid and tuna.  Smaller volume but high value exports are rock lobster, abalone and orange roughy.  The main export markets are the United States, Japan and Australia.

The conservation and management of the fisheries is based on a quota management system designed to protect the future sustainability of the fisheries while facilitating their optimum economic use.  The system uses market forces, together with scientific assessments of fish stocks, to allocate fishing rights without arbitrarily restricting fishing methods.

Energy and Minerals

New Zealand has significant natural energy resources, with good reserves of coal, natural gas and oil/condensate, extensive geothermal fields, and a geography and climate which have supported substantial hydro-electric development.  The main minerals mined, in addition to coal, are gold, silver, ironsands, various industrial minerals and gravel for construction.

Programmes for the exploitation of New Zealand’s energy resources were accelerated after the first oil shock in 1973.  Oil and gas exploration was increased and energy conservation programmes were developed and promoted.  As a result, New Zealand is able to meet a significant proportion of its overall energy requirements.

Natural Gas:  Natural gas is currently produced in the Taranaki region of the North Island from the large offshore Maui field, and smaller onshore fields.  There are three main uses for gas in New Zealand; electricity generation, petrochemicals and reticulation.  Around 40% of natural gas is used for electricity generation and the remainder is reticulated in the North Island as a premium fuel.  Gross natural gas production was 182,500 terajoules in the year to June 2008. Natural gas production declined sharply after the Maui field peaked in 2001, before stabilising through to early 2007.  Production has since increased with the continued development of new, smaller and more diverse fields.  The offshore Kupe oil and gas field is expected to provide 15% of New Zealand’s gas requirements when it comes on-stream in 2009.

Oil:  New Zealand’s crude oil production was 2,419,000 tonnes in the year ended 31 March 2008 (an increase of almost 300% over the previous year), of which 89% was exported.  Crude petroleum production has been increasing since the latter half of 2006 when the Taranaki inshore Pohukara field commenced production.  The Tui Area Oil Fields, located in the offshore Taranaki basin, commenced commercial production in the middle of 2007.  New Zealand’s production of crude oil is expected to be further boosted later this year as Maari, a new field located off the Taranaki coast, starts producing its first oil.  The Maari field is expected to reach full production in early 2009, around the same time that production from the Tui Area Oil Fields will begin to decline.  The value of mineral fuels exports increased from 14 % in the year to September 2007 to 40% in the year to September 2008.

Coal:  Coal is New Zealand’s most abundant energy resource with total in-ground resources estimated at about 15 billion tonnes.  Of this, 8.6 billion tonnes is judged to be economically recoverable from 42 coalfields.  Of this amount, 80% is relatively low-grade lignite, 15% is middle-grade sub-bituminous, and the remaining 5% is bituminous.  Lignite is used mainly for industrial fuel and sub-bituminous coal for industrial fuel, steel manufacture, electricity generation and domestic heating.  Bituminous coal, which is typically very low ash, low sulphur coking coal, is mainly exported for metallurgical applications.

In the year to June 2008, total coal production was 5.0 million tonnes, of which approximately 2.2 million tonnes of bituminous coal were exported.  Over the past year, the Stockton mine has had limited output but greater production is expected over the second half of 2008 and throughout 2009.  The new Pike River coal mine began production in October 2008.  Production is expected to increase steadily, with annual production forecast to be 1,000,000 tonnes for the year ending June 2010.

Electricity:  In 1994, the government commenced a process for the restructuring of the state-owned electricity sector to promote greater economic efficiency in the electricity generation, distribution and retail industries.  As a result, the transmission and generation functions of the former SOE, the Electricity Corporation of New Zealand (ECNZ), were separated, with a new SOE, Transpower, undertaking the transmission functions.

The generation assets of ECNZ have since been further separated, with approximately a third being privatised and now operating as Contact Energy, and the remainder being split into three competing SOEs; Meridian Energy, Genesis Power and Mighty River Power.

During 2003, the government established an Electricity Commission to govern the electricity industry.  This was triggered by the failure of the electricity industry to establish a self-governance regime as originally envisaged by the Government.  Government regulations and rules have replaced the previous trading arrangement.  Regulation-making powers are also available in the Electricity Act 1992 (as amended in 2001) covering a broad range of other industry issues such as transmission pricing and investment.

Power from renewable resources (hydro and wind generation) accounted for around 60% of total electricity production in 2007 with thermal and geothermal generation making up the remainder.

Manufacturing

New Zealand’s manufacturing industries make an important contribution to the national economy.  In the 12 months to September 2008, manufacturing sector output accounted for 14.1% of real GDP.  The proportion of the labour force employed in manufacturing was 12.7%.  Primary sector processing (food and forestry) makes up a significant proportion of the sector.

The food manufacturing industry produces high-quality products for both the domestic and export market.  This industry enjoys the advantages of a natural environment that is highly conducive to pastoral agriculture, an absence of major agricultural diseases, the potential for year-round production and an international reputation for excellence.  The industry had sales of over $35 billion in the year ended September 2008, including more than $23 billion for meat and dairy products.  Exports of meat and dairy products amounted to $14 billion over the same period.

Annual average growth in manufacturing was around 1% to 2% during much of 2001 and 2002 but lifted to just over 10% early in 2003.  Manufacturing growth eased and then declined as the high New Zealand dollar resulted in exports becoming less competitive overseas, in addition to increased pressures on domestic producers exposed to cheaper imports. However, since late 2007, manufacturing has begun to increase once more and for the year ended September 2008, real manufacturing output rose 0.6%.

Exports, especially to Australia, are a primary driver of growth in the manufacturing sector.  Despite recent weakness, the performance of non-commodity manufactured export volumes has been especially impressive, averaging nearly 5% annually since 1991.  An international focus by New Zealand manufacturers, combined with attention to marketing, design, reliability, customer responsiveness and cost, have been key factors in this success.

The following table sets out the sales of goods and services in the manufacturing sector for the five years ended 30 September 2008.

Operating Income of the Manufacturing Sector by Industry Group

	Year ended 30 September
Industry Division	2004	2005	2006	2007	2008	2008 % of Total
	(dollar amounts in millions)
Food
Meat and Dairy	17,050	17,029	19,054	19,839	24,392	29.6%
Other food, beverages and tobacco	10,030	9,997	10,932	11,181	12,506	15.2%
Textile and apparel	2,736	2,597	2,472	2,472	2,287	2.8%
Wood and paper products	7,340	7,136	7,280	7,640	7,468	9.0%
Printing, publishing and recorded media	3,596	3,772	3,808	3,803	3,836	4.6%
Petroleum, coal and chemical products	7,506	7,969	7,694	7,819	8,166	9.9%
Non metallic mineral products	2,303	2,571	2,634	2,820	2,945	3.6%
Metal products	7,008	7,329	7,517	7,922	8,410	10.2%
Transport equipment	2,329	2,420	2,273	2,505	2,977	3.6%
Machinery and equipment	6,506	6,732	7,003	7,032	7,567	9.2%
Funitures and other manufacturing	2,036	2,112	2,117	2,105	1,987	2.4%
TOTAL	68,442	69,676	72,784	75,137	82,540	100.0%
Manufacturing index (1)	121	120	118	117	118

(1) Base: September quarter 1996 = 100

Service Industries

Service industries make up a large proportion of the economy, accounting for over two-thirds of GDP.  After slowing in the late nineties, the sector recorded strong growth between 2002 and 2005, with annual growth averaging 4.1% during this time.  Growth in the services industries has continued to exceed GDP growth with annual average growth of 2.4% in the year to September 2008.  Export-related activities such as primary sector production and tourism play an important part in trends in this sector. Growth is expected to slow during 2009 with the outlook for tourism weakening as prospects for the global economy continue to deteriorate.

Financial Services

Up until mid-2001, growth in the financial and business services sector was generally lower than in most other service industries.  Annual average growth rates picked up to 7.0% in September 2002 after falling below 1% in 1998.  For the decade from 1998, annual average growth generally held above 4% but a sharp fall left growth in the sector at 2.5% in the year to September 2008.

New Zealand’s banking is dominated by four Australian-owned banks. The positions of Australian and New Zealand banks have been strengthened by additional access to central bank liquidity and government wholesale and retail guarantees during 2008, helping to maintain their assets and funding sources.  As of June 2008, total assets of the banks registered in New Zealand amounted to $344 billion.

Transport

Transport is a major component of economic activity in New Zealand.  The country’s transport system owes its characteristics, not only to New Zealand’s dependence on external trade and remoteness from many of its trading partners, but also to its rugged terrain, scattered population and the division of the country into two main islands spanning 2,011 kilometres in length.  As a result, the establishment of a comprehensive network of roads (around 93,000 kilometres) and railways (3,900 kilometres) linked to ports and airports has involved capital costs that are high in relation to the size of the population.  However, the efficiency of the country’s internal transport system has played a critical role in New Zealand’s economic growth.

Much of this transport infrastructure was initially developed and operated by government-owned monopolies.  Today, the transport sector is largely deregulated and legislative barriers to competition have been removed.  Many previously government-owned operations are now privately owned.

Roading:  The allocation of funding and the management of state highway works are managed by a Crown Entity, the New Zealand Transport Agency.  The actual construction and maintenance work is contracted to private sector companies.

Land transport infrastructure and its maintenance are funded primarily from distance-based charges for diesel vehicles, excise duties on petrol and motor vehicle registration charges.  In addition, the government has recently appropriated additional funding to accelerate the construction of new highways and the provision of public transport.  The government has also agreed to permanently direct all revenue collected from petrol excise duty to land transport investment from 1 July 2008.

The government has also enacted legislation that enables tolling schemes for new highways to be undertaken without specific legislation.  The capital from these schemes can come from either the public funding body, or from private providers in partnership with the Government.  The first new stretch of highway constructed under this legislation was completed in January 2009.

Railways:  New Zealand’s railway system connects all major population centres and includes rail ferries between the North and South Islands.  Until October 1990, the system was maintained and operated by the government’s Railways Department.  In September 1993, the core business was sold to a consortium of New Zealand and overseas interests and was operated by Tranz Rail Holdings.  In 2003, Tranz Rail was taken over by Toll Holdings and renamed Toll Rail.

In 2002, the government purchased track access rights for the Auckland railway corridor and transferred the corridor to Auckland local authorities to support regional initiatives to reduce traffic congestion.

In 2004, the government purchased the national rail network from Toll Rail for a nominal sum of $1.00, with an agreement to invest $200 million in the network over five years.  Toll agreed to invest $100 million over the same period in rolling stock.  The government also committed $500 million over five years to upgrade the Auckland rail network to improve passenger rail services.  It has since committed a further $600 million to electrify the Auckland network and upgrade the Wellington network.

In mid-2008, the government completed the purchase of Toll Holding’s rail business for $690 million, renaming it KiwiRail. On 1 October 2008, the New Zealand Railways Corporation (NZRC) acquired KiwiRail from the Crown.  As a result, the government now owns and operates both the network infrastructure and rail services through NZRC.  Additional funding for new rolling stock and infrastructure upgrades was also announced.

Shipping: Around 99% of New Zealand’s total international trade by volume is carried by sea, with more than 30 global and regional shipping lines calling at New Zealand ports.  Coastal shipping provides intra and inter-island links and plays a key role in the distribution of petroleum products and cement.

Port companies established under the Port Companies Act 1988 operate New Zealand’s 13 commercial ports.  These companies are predominantly owned by local authorities, although four are partly privatised and listed on the New Zealand Stock Exchange.  There are also smaller ports at Westport, Greymouth, Wanganui and Taharoa.

Benefits from the reform of New Zealand’s port industry have been realised through corporatisation and privatisation of the ports and in lower stevedoring costs stemming from receptiveness to new technology, changes in conditions of employment and reduced manning levels.

New Zealand’s shipping policy reflects the philosophy that the country’s interests are best served by being a ship-using rather than a ship-operating nation.  The policy seeks to ensure for New Zealand exporters and shippers unrestricted access to the carrier of their choice and to the benefits of fair competition among carriers.

The Maritime Transport Act 1994 regulates ship safety, maritime liability and marine environmental protection.

Civil Aviation:  New Zealand is one of the most aviation-oriented nations in the world.  In a population of just over 4.3 million, there were some 9,300 pilot licences on issue at 30 June 2007 and 4,100 aircraft.  Large aircraft are used for international and domestic freight and passenger transport.  Light aircraft, including helicopters, are used extensively in agriculture, forestry and tourism.

New Zealand allows up to 100 percent foreign ownership of domestic airlines and there is no domestic air services licensing.  Air New Zealand is the major domestic operator on main trunk and regional routes.  Qantas and Pacific Blue also provide some main trunk services.

New Zealand has around 40 formal air services agreements with foreign governments.  The government’s international air transport policy is to maximise economic benefit to New Zealand, including trade and tourism, consistent with foreign policy and strategic considerations.

Currently, around 30 international airlines, including Air New Zealand, link New Zealand with the rest of the world with both freight and passenger services, some under code-share agreements.  International flights operate from a number of international airports, of which Auckland, Wellington and Christchurch are the most significant.  Hamilton, Palmerston North, Queenstown and Dunedin are secondary airports used for some international flights, mainly trans-Tasman.

The government owns just over 76% of Air New Zealand, having purchased shares in the company in 2001 following a period of difficult business and financial events.

Air New Zealand continues to be a publicly listed company on the New Zealand Stock Exchange.  In the eight years of trading since acquisition by the government, Air New Zealand has restructured its operations, which has had the effect of restoring its balance sheet to a sound financial position.  The airline has also made profits in each of those financial years and is looking to take delivery of new aircraft in 2009.

Tourism

Tourism is one of the largest single sources of foreign-exchange revenue and a major growth industry in New Zealand.  In the year to 30 September 2008, foreign-exchange earnings of $6.0 billion were generated from international visitors (excluding New Zealand’s share of international airfare payments), slightly up on earnings in the same period the previous year. The country’s scenery, natural environment and a range of outdoor activities make New Zealand a popular tourist destination.

Australia is New Zealand’s closest market and by far the largest source of overseas visitor arrivals at around 970,000 (39.4% of the total) in the year ending September 2008.  The next largest markets are the United Kingdom (289,000 or 11.8% of the total), the United States (215,000 or 8.7% of the total) and China (118,000 or 4.8% of the total).  Visitor numbers from China overtook those from Japan from the beginning of 2008.

Visitor arrivals from a number of Asian markets grew strongly over the past decade but eased during 2008 as high oil prices increased the cost of international travel. Tourism arrivals are sensitive to the New Zealand-dollar exchange rate and typically fully respond around 15 months after changes. Despite the depreciation of the New Zealand dollar in the second half of 2008 and the expectation of continuing weakness in the medium term, the outlook for tourism has deteriorated as the prospects for the global economy continue to worsen.

Communications

New Zealand was the first country to open its entire telecommunications market to competitive entry in 1989.  Telecom New Zealand was privatised in August 1990, and today all major competitors are privately owned. There are currently around 16 national and international call service providers and 168 Internet Service Providers.  Cellular Services are provided by Telecom New Zealand and Vodafone.

New Zealand has good broadband access availability (over 95% of dwellings) and significant broadband infrastructure competition in particular areas.  Prices of broadband internet access and service speeds have been improving and broadband uptake has been accelerating.  The Government has announced its intention for the local loop to be unbundled.  This is expected to further encourage competition in the telecommunications market.

The telecommunications sector has recently been through a period of significant regulatory reform.  This includes the review of the Telecommunications Act in 2005-06, which resulted in the opening up of Telecom’s exchanges to competitors.  This has since been followed by the operational separation of Telecom into three distinct business divisions, as a further measure to increase competition.

A Telecommunications Commissioner within the Commerce Commission administers regulated telecommunication services, which include network interconnection, telephone number portability and wholesale telecommunication services.  The Commissioner’s key functions are to resolve disputes over regulated services, to report to the Minister of Communications on the desirability of regulating additional services and to calculate and allocate the net cost of telecommunication service obligations.

Postal services are provided by New Zealand Post Limited, a commercially-run SOE, and a range of private providers.

New Zealand Post used its retail network to expand into retail banking in 2002, setting up Kiwibank, with a further expansion into business banking in 2005.  New Zealand Post did not have the resources to fund the establishment of the bank itself, so the government made a one-off investment of up to $78.2 million in New Zealand Post to fund the establishment expenses and capital expenditure involved, and to ensure there was sufficient capital to meet Reserve Bank requirements.  Since then, New Zealand Post has made further capital injections to bring Kiwibank’s share capital to $275 million at 30 June 2008.  The Government neither guarantees the bank nor subsidises its on-going operations.  Kiwibank announced an after-tax profit of $36.8 million for the year ended 30 June 2008.  This compares with a profit of $25.4 million for the previous 12 months.

Two major national radio networks, as well as a network which relays parliamentary proceedings are provided by Radio New Zealand Limited, a Crown entity, operating under a non-commercial charter.  There are numerous private radio stations.  Television New Zealand Limited (TVNZ), the state-owned television broadcaster, is a Crown Company with a Charter that sets broad objectives for TVNZ’s programme content.  TVNZ provides two national free-to-air television channels and has recently launched a free-to-air digital service which broadcasts standard analogue channels plus a number of new channels.  TVNZ intends to replace analogue transmission completely in the next few years.  Private television operators provide a number of other national and, in some cases, regional channels.  Digital and analogue pay TV services are available from satellite and, in some areas, cable delivery platforms.

There are five major daily metropolitan newspapers in the main centres and numerous provincial and community newspapers, all of which are privately owned.  In addition, there are two national weekly business papers, three Sunday newspapers, a number of wire services and a growing number of internet news services, (including offerings from the major newspaper groups) and blogsites.

Screen Industry

The New Zealand Film Commission was established in 1978 to finance distinctly New Zealand films, with the aim of reaching significant New Zealand audiences and producing high returns on investment in both financial and cultural terms.  More than 200 feature films have been made in New Zealand since the Commission was established.  Around half of these have received Film Commission finance, while the remainder have been financed by local and, increasingly, by major offshore production companies.

New Zealand’s screen industry has gained international prominence in recent years following the success of several big budget productions filmed in New Zealand such as the Lord of the Rings Trilogy, King Kong and The Last Samurai as well as numerous medium and small budget films produced by New Zealand and offshore companies.

The New Zealand screen industry recorded gross revenue of $2.4 billion in the 2007 financial year making the value of this industry comparable to the forestry and logging industry and the horticulture and fruit growing industry.  In 2007, around $298 million (or 42%) of production company gross revenue was received from abroad, with $240 million of this total sourced from the United States.

The screen production industry is characterised by a large number of small freelancers and contractors working both independently and in co-ordination with larger production and broadcasting companies.

EXTERNAL SECTOR

External Trade

External trade is of fundamental importance to New Zealand.  Primary sector based exports and commodities remain important sources of the country’s export receipts, while exports of services and manufactured products also provide a significant contribution.  This, together with a reliance on imports of raw materials and capital equipment for industry, makes New Zealand strongly trade-oriented.

Merchandise Trade

After recording a surplus of $962 million in the year to September 2001, the annual merchandise trade balance fell relatively steadily, recording a record deficit of $7.3 billion in the year to February 2006.  Strong growth in the terms of trade helped diminish the deficit to $5.0 billion in the year to September 2008.  Growth in export values of merchandise goods slowed to 2.1% in the year to September 2007 but rose to a seven-year high, growing 21.3% (or $42.0 billion) in the year to September 2008.  The value of merchandise goods imports is also at a seven-year high, but more subdued than exports, increasing 14.9% to $47.0 billion in the year ended 30 September 2008.

The following table records the total value of exports and imports of goods since 2004.

Balance of External Merchanise Trade

Year to September	Exports	Imports	Balance of Trade	Exports as % of Imports
	(dollar amounts in millions)
2004	30,048	34,128	-4,080	88.0
2005	30,770	36,539	-5,769	84.2
2006	33,868	40,051	-6,183	84.6
2007	34,591	40,878	-6,287	84.6
2008	41,968	46,953	-4,985	89.4

Trade in Services

Trade in services is dominated by tourist flows.  The annual level of services export volumes has been in decline since 2005,  most likely a result of the high New Zealand dollar having an adverse impact on vistor arrivals and their average expenditure. In the year to September 2008, annual average growth in services exports fell 4.1%.

The services balance recorded in the Balance of Payments registered a surplus of $1,977 million in the year to 30 September 2003.  However, since then, a slowdown in inbound tourism and strong growth in the number of New Zealanders travelling overseas has seen the services balance fall to a deficit for the first time in seven years, recording a deficit of $470 million in the year to September 2008.

The services deficit is expected to increase with slower growth forecast for the world economy but then to begin to narrow from 2010 in a lagged response to the depreciation of the New Zealand dollar over the latter half of 2008.

Terms of Trade

The terms of trade index was 4.4% higher in September 2008 compared with the same quarter in 2007, after having reached the highest level in 33 years in the previous quarter.  The fall in the New Zealand dollar and strong global demand helped export prices to increase 25.1% in the year to September 2008.  Over the same period import prices increased 19.7%, chiefly due to increases in oil and oil-related products. From the middle of 2008, oil prices fell more than export prices, helping to maintain New Zealand’s terms of trade at a high level. The terms of trade are expected to decline moderately in 2009/10, from recent high levels.

		Export Price Index (1)		Import Price Index (1)		Terms of Trade Index (1)
2004	March	852	-5.1	806	-10.5	1,057	6.1
	June	914	3.2	846	-3.9	1,080	7.2
	September	903	3.8	839	-3.1	1,077	7.3
	December	892	2.9	826	-1.4	1,081	4.4

2005	March	894	4.9	810	0.5	1,105	4.5
	June	899	-1.6	824	-2.6	1,091	1.0
	September	916	1.4	843	0.5	1,087	0.9
	December	899	0.8	848	2.7	1,060	-1.9

2006	March	926	3.6	866	6.9	1,069	-3.3
	June	1,018	13.2	928	12.6	1,097	0.5
	September	1,010	10.3	941	11.6	1,073	-1.3
	December	973	8.2	885	4.4	1,100	3.8

2007	March	970	4.8	869	0.3	1,117	4.5
	June	958	-5.9	854	-8.0	1,122	2.3
	September	990	-2.0	852	-9.5	1,163	8.4
	December	1,045	7.4	873	-1.4	1,197	8.8

2008	March	1,091	12.5	875	0.7	1,247	11.6
	June	1,140	19.0	918	7.5	1,242	10.7
	September	1,238	25.1	1,020	19.7	1,214	4.4

(1)     Base: June 2002 = 1,000

Composition of Merchandise Exports and Imports

The agricultural sector is highly efficient and has steadily increased the value-added component in agricultural exports.  Agricultural exports are an important source of export income for the New Zealand economy.  Meat and dairy products are the most important agricultural exports – together they accounted for around 34% of total merchandise export values in the year ended 30 September 2008.

The manufacturing sector has been a major source of export growth and diversification over the past two decades.  The Closer Economic Relations agreement with Australia has contributed to a successful expansion by manufacturers into that market.  A focus on design, reliability and cost is also seeing manufacturers make inroads into other markets, particularly Asia and the United States.  Despite New Zealand’s geographical position, it now exports a range of manufactured goods, including plastic goods, carpets and textiles, wines and high-tech computer equipment to countries throughout the world.

As New Zealand has become more internationally oriented, imports have played a larger role in the economy.  In real terms, merchandise imports have more than tripled since 1990.

The following tables show the dollar amounts and percentage distribution of New Zealand’s major exports and imports.

Composition of Principal Merchandise Exports

	Year ended 30 September
	2004	2005	2006	2007	2008	2008 % of Total
	(dollar amount in millions)
Dairy Produce etc	4,973	5,061	6,062	6,410	9,127	21.7%
Meat and edible meat offal	4,556	4,608	4,614	4,424	4,914	11.7%
Mineral fuels	504	639	558	789	3,177	7.6%
Wood and articles of wood	2,106	1,938	2,042	2,152	2,045	4.9%
Mechanical machinery	1,289	1,437	1,563	1,548	1,552	3.7%
Fruit	1,335	1,164	1,216	1,221	1,456	3.5%
Aluminium and articles thereof	1,040	1,052	1,384	1,541	1,445	3.4%
Fish, crustaceans and molluscs	1,108	1,119	1,173	1,106	1,145	2.7%
Iron and steel	675	726	775	843	975	2.3%
Electrical machinery	878	890	949	921	917	2.2%
Casein and caseinate	744	627	742	756	907	2.2%
Wool and other animal fibres	726	663	685	625	613	1.5%
Raw hides and skins	537	444	451	460	507	1.2%
Vegetables	377	354	381	429	418	1.0%
Precious stones, metals & jewellery	307	313	369	304	537	1.3%
Plastics and articles thereof	397	441	430	430	432	1.0%
Wood pulp	531	501	565	677	662	1.6%
Paper and paper product	604	592	457	499	531	1.3%
All other commodities	6,235	6,827	7,658	7,970	8,995	21.4%
TOTAL NEW ZEALAND PRODUCE	28,922	29,396	32,074	33,105	40,355	96.1%
Re-exports	1,126	1,374	1,794	1,486	1,618	3.9%
Total Merchandise Exports F.O.B.	30,048	30,770	33,868	34,591	41,973	100.0%

Composition of Principal Merchandise Imports

	Year ended 30 September
	2004	2005	2006	2007	2008	2008 % of Total
	(dollar amount in millions)
Mechanical Machinery	4,473	4,770	4,916	4,997	5,756	13.0%
Vehicles	4,957	5,111	4,440	4,640	4,968	11.2%
Electrical machinery	3,153	3,105	3,268	3,592	3,740	8.4%
Mineral fuels	2,993	4,037	5,500	5,271	7,768	17.5%
Aircraft	1,175	686	2,018	898	978	2.2%
Plastic and articles thereof	1,169	1,307	1,379	1,451	1,564	3.5%
Optical, photographic, etc	1,033	1,069	1,142	1,107	1,197	2.7%
Paper and paperboard	875	861	907	893	948	2.1%
Pharmaceutical products	779	894	931	982	1,060	2.4%
Ships and boats	116	241	172	561	588	1.3%
Apparel and clothing accessories: not knitted	601	631	704	725	769	1.7%
Iron and steel	512	595	562	651	669	1.5%
Knitted and crocheted fabrics and articles thereof	429	450	519	548	586	1.3%
Printed books, newspapers, etc	358	360	387	409	412	0.9%
Iron or steel articles	549	639	658	762	823	1.9%
Chemical products n.e.s	342	379	432	433	456	1.0%
Rubber and articles thereof	386	401	418	436	483	1.1%
Toys, games and sports requisites	322	352	362	397	423	1.0%
Organic chemicals	304	342	291	296	333	0.8%
Inorganic chemicals	162	185	193	186	225	0.5%
All other commodities	7,350	7,714	8,345	9,183	10,554	23.8%
TOTAL MERCHANDISE IMPORTS VFD	32,038	34,129	37,544	38,418	44,300	100.0%
C.I.F. Value	34,128	36,539	40,051	40,878	47,022

Geographic Distribution of External Trade

New Zealand’s trading relationships are becoming increasingly based around Pacific Rim countries.  New Zealand’s three largest export markets – Australia, Japan and the United States – accounted for 42% of New Zealand’s exports and 37% of imports in the year ended 30 September 2008.  More recently, the People’s Republic of China has emerged as a key source of imports and an important destination for exports.

Geographic Distribution of Exports (1)

	Year ended 30 September
	2004	2005	2006	2007	2008	2008 % of Total
	(dollar amount in millions)
Australia	6,259	6,634	6,960	7,367	9,888	23.6%
Japan	3,343	3,376	3,434	3,383	3,454	8.2%
United States	4,332	4,273	4,633	4,205	4,108	9.8%
United Kingdom	1,455	1,431	1,620	1,711	1,611	3.8%
Korea, Republic of	1,166	1,082	1,276	1,300	1,406	3.3%
Hong Kong	558	514	566	568	660	1.6%
China, Peoples Republic of	1,685	1,533	1,819	1,903	2,238	5.3%
Taiwan	694	719	778	788	759	1.8%
Germany	707	804	884	748	889	2.1%
Malaysia	510	492	476	584	915	2.2%
Indonesia	396	438	580	678	1,023	2.4%
Canada	497	525	552	519	529	1.3%
Belgium	585	482	610	518	564	1.3%
Italy	452	433	493	459	486	1.2%
Philippines	460	531	496	590	743	1.8%
Thailand	355	346	394	520	811	1.9%
Singapore	338	435	498	565	912	2.2%
France	356	406	368	393	474	1.1%
Other Countries	5,900	6,316	7,431	7,792	10,503	25.0%
TOTAL	30,048	30,770	33,868	34,591	41,973	100.0%

(1) Free on Board value.  Including re-exports.

Geographic Distribution of Imports (1)

	Year ended 30 September
	2004	2005	2006	2007	2008	2008 % of Total
	(dollar amount in millions)
Australia	7,080	7,562	7,553	8,125	8,345	18.8%
United States	3,763	3,324	4,775	3,822	4,223	9.5%
Japan	3,562	3,577	3,577	3,476	3,838	8.7%
United Kingdom	1,040	1,131	1,086	1,043	1,008	2.3%
Germany	1,690	1,749	1,667	1,814	1,900	4.3%
China, Peoples republic of	3,008	3,621	4,322	5,104	5,723	12.9%
Italy	776	829	784	847	945	2.1%
Saudi Arabia	206	290	447	574	490	1.1%
Korea, republic of	853	992	1,050	1,149	1,149	2.6%
Malaysia	748	774	1,174	953	1,811	4.1%
Canada	699	394	601	595	603	1.4%
Sweden	328	357	326	320	360	0.8%
Singapore	877	1,088	1,623	1,809	2,210	5.0%
France	1,100	979	818	633	717	1.6%
Hong Kong	154	201	182	187	205	0.5%
Indonesia	375	490	496	681	1,060	2.4%
Switzerland	217	265	230	266	327	0.7%
Belgium	311	302	269	281	300	0.7%
Taiwan	740	817	699	794	942	2.1%
Thailand	572	842	914	1,040	1,234	2.8%
Other countries	3,939	4,545	4,951	4,905	6,910	15.6%
TOTAL	32,038	34,129	37,544	38,418	44,300	100.0%

(1)        Value for Duty

Principal Trading Partners

Australia:  Australia is New Zealand’s largest trading partner.  In the year ended 30 September 2008, two-way merchandise trade amounted to $NZ18.2 billion, with Australia taking 24% of New Zealand’s exports and supplying 19% of imports.  In the year ending June 2008, two-way trade in services was valued at AUD$6 billion, with New Zealand the source of 5.0% of Australia’s services imports and destination for 6.8% of Australia’s services exports.  Total two-way investment between New Zealand and Australia (Foreign Direct Investment, portfolio and other investment) was NZ$122 billion as at March 2008.  Australia is New Zealand’s top destination for overseas investment and New Zealand’s largest source of foreign investment.  In March 2008 New Zealand had NZ$34 billion invested in Australia, while Australia had NZ$87 billion invested in New Zealand.

Trade with Australia has flourished under Closer Economic Relations (CER). CER is a series of agreements and arrangements governing bilateral trade and economic relations, built on the Australia New Zealand Closer Economic Relations Trade Agreement (ANZCERTA) which took effect on 1  January 1983. Full free trade in goods was achieved on 1 July 1990, five years ahead of schedule. CER was extended to cover trade in almost all services from 1 January 1989. CER creates a market of more than 24 million people. It increases the effective size of New Zealand’s domestic market six-fold, and provides Australia with access to another market the size of Queensland. New Zealand’s main exports to Australia include crude oil, gold, cheese, refrigerators, timber and wine.

The original ANZCERTA has been extended and added to as the relationship has developed.  Other key aspects of CER now include: mutual recognition of goods and occupations, under which most goods legally sold in one country can be legally sold in the other, and persons who are registered to practice an occupation in one country can register to practise an equivalent occupation in the other country;  a free labour market, which allows New Zealand citizens and Australian residents to enter, live and work freely in each other’s country; and joint agencies in certain regulatory areas.

Building on CER, successive New Zealand and Australian governments have committed to the long term goal of establishing a seamless trans-Tasman business environment — the Single Economic Market (SEM).  The SEM builds on the freer trans-Tasman trading environment created by CER by addressing ‘behind the border’ barriers to flows of goods, services, capital and people through a broad range of initiatives.  Ongoing work to co-ordinate Australian and New Zealand business law takes place within a Memorandum of Understanding.  Both sides also co-ordinate on banking regulation and supervision through the Trans-Tasman Council on Banking Supervision.  Other initiatives currently in progress include: negotiation of a CER investment protocol; renegotiation of the Australia/New Zealand Double Taxation Agreement; work towards portability of retirement savings; near completion of mutual recognition of bans placed on company directors; harmonisation of accounting standards; and reducing barriers for people at the border.

United States:   The United States is New Zealand’s second largest single trading partner and bilateral trade amounted to $8.3 billion in the year ended 30 September 2008.  Exports to the United States comprised 9.8% of New Zealand’s total exports, continuing a downward trend which began in 2003, and the United States supplied 9.6% of New Zealand’s total imports, the major categories being heavy industrial goods, aircraft, computers and technology.  New Zealand’s major exports to the United States are beef, casein, timber, lamb, cheese and a growing range of manufactured goods.  The development of trade in dairy products has been constrained by long-standing quotas on these items.

Japan:   Japan is New Zealand’s third largest single trading partner, with bilateral trade amounting to $7.3 billion in the year ended 30 September 2008.  Japan took around 8.2% of total merchandise exports in the year to 30 September 2008.  Key exports to Japan include aluminium, wood, dairy products, fish, kiwifruit, meat, vegetables and other fruits.

Japan is also a major supplier of New Zealand’s imports, providing 8.7% of total imports in the year to 30 September 2008.  Imports from Japan are dominated by technology intensive appliances, including motor vehicles.

European Union:   Trade with the members of the European Union, although still very important, is declining.  Together, the Union members took 14% of exports (in value terms) and provided 16% of imports in the year to September 2008.  Bilateral trade with the European Union amounted to $12.8 billion or around 15% of total exports and imports.

Asian Economies:   The economies of the Republic of Korea, Taiwan, Hong Kong, China, Malaysia, Indonesia, Singapore, Thailand and the Philippines are increasingly important trading partners for

New Zealand.  These economies are all in the top 20 largest single export markets for New Zealand and accounted for around 28% of merchandise exports in the year ended 30 September 2008.

Foreign Investment Policy

New Zealand welcomes the positive contribution of foreign investment to the economic and social well-being of New Zealanders.  New Zealand’s regulations governing foreign investment are liberal by international standards as New Zealand has decided to maintain targeted foreign investment restrictions in only a few areas of critical interest.

Overseas investments in New Zealand assets are screened only if they are defined as sensitive within the Overseas Investment Act 2005 (the Act).  Three broad classes of asset are currently defined as sensitive within the Act: acquisition of a 25% or greater ownership interest in business assets valued at over $100 million, all fishing quota investments, and investment in sensitive land as defined in Schedule 1 of the Act.  Examples of sensitive land could include rural land over five hectares or land bordering or containing foreshore, seabed, river, or the bed of a lake. Most urban land is not screened unless defined as sensitive for other reasons. A full list of sensitive assets is defined in the Act.

Investors must pass an investor test that considers character, business acumen and level of financial commitment.  Overseas investors wishing to purchase sensitive land must either intend to reside permanently in New Zealand or demonstrate that the investment will benefit New Zealand.  The criteria for assessing this benefit are set out in the Act and the Overseas Investment Regulations 2005.

There are no restrictions on the movement of funds into or out of New Zealand, or on repatriation of profits.  No additional performance measures are imposed on foreign-owned enterprises.

The Overseas Investment Act 2005 is administered by the Overseas Investment Office - a dedicated unit located within Land Information New Zealand.  More information on New Zealand’s foreign investment screening regime is available on the Overseas Investment Office’s website: www.oio.linz.govt.nz.

Foreign Investment Inflows (1) (2)

Year Ended 31 March

(dollar amounts in millions)

	2004	2005	2006	2007	2008
Foreign Direct Investment	4,077	3,878	2,416	12,464	4,207
Foreign Portfolio Investment	7,431	4,264	2,905	4,092	14,538

(1)                     Financial account completed according to principles set out by IMF in 5th edition of the Balance of Payments Manual.

(2)                     Prior years’ data revised.

Foreign investment flows vary from year to year as they reflect changes in a small number of relatively large individual investments.

The stock of foreign direct investment in New Zealand stood at $93.3 billion as of 31 March 2008.  Australia and the United States are the largest contributors to total foreign direct investment in New Zealand, with investments worth $50.8 billion and $10.7 billion respectively.  The Netherlands has overtaken the United Kingdom as the third largest investor with a total of $4.6 billion invested.

In contrast, the stock of direct investment abroad by New Zealand was $20.9 billion as at 31 March 2008.

Balance of Payments

Over the past five years, the current account deficit has fluctuated in a range of 4.1% to 9.3% of GDP.  The deficit stood at 8.6% of GDP for the 12 months to 30 September 2008.  A key feature of New Zealand’s current account deficit is the large deficit on investment income, reflecting New Zealand’s net foreign liability position.

In recent years, the current account deficit has been affected by changes in both the investment income balance and the goods and services balance.  Fluctuations in the investment income balance have occurred due to profits accruing to foreign investors in New Zealand moving with the economic cycle in New Zealand and variable profits earned by New Zealand investments offshore.  The investment income deficit has been increasing since 2004 resulting in a widening current account deficit over the same period. With weaker international economic conditions, the investment income deficit can be expected to decline with weaker profits earned in New Zealand by direct investors.

The goods and services balance has varied due to the effects of drought, commodity prices, oil price changes, some large one-off imports and currency movements, as well as New Zealand’s demand for imports and international demand for New Zealand exports.  The impact of the stronger currency on export earnings and strong domestic growth on import demand, together with an increase in the investment income deficit due to strong profits of foreign-owned firms, led to the current account deficit reaching 9.3% of nominal GDP in the year to 30 September 2006.  More recently, however, exceptionally strong agricultural export receipts led to a narrowing in the current account deficit to 8.6% of GDP in the September 2008 year despite large capital imports such as oil production equipment.  The annual deficit is expected to increase in the short term as a result of past high oil prices, but then decline due to higher export receipts, reflecting the depreciating New Zealand dollar and recovering world economy, and lower import payments from softening domestic demand.

Balance of payments statistics are compiled by the Government following principles set out by the IMF in the 5th edition of the Balance of Payments Manual.

Balance of Payments

	Year ended 31 March
	2004	2005	2006	2007	2008
	(dollars amounts in millions)
Current Account
Export receipts	29,054	31,114	31,581	35,636	38,720
Import receipts	30,246	33,343	35,685	38,464	40,464
Merchandise balance	-1,192	-2,228	-4,104	-2,828	-1,745
Services balance	1,595	1,034	397	377	189
Investment income balance	-7,358	-9,384	-11,081	-11,964	-13,388
Transfers balance	237	311	195	629	732
Current account balance	-6,718	-10,267	-14,593	-13,785	-14,211
Deficit as% of GDP	-4.8	-6.8	-9.3	-8.3	-8.0

Financial Account (net)
Foreign investment in NZ	13,858	14,032	10,376	24,082	27,481
NZ investment abroad	8,371	3,192	-3,870	10,980	12,404
Reserves	2,327	-914	4,850	6,744	5,763
Financial account balance	5,487	10,840	14,246	13,102	15,077

Capital Account
Balance of Capital Account	723	108	-326	-457	-773

(1)        Provisional

Foreign-Exchange Rates and Overseas Reserves

The New Zealand dollar has floated freely since March 1985.  There are no exchange controls on foreign-exchange transactions undertaken in New Zealand, either by New Zealand residents or non-residents.  Since the float, the Reserve Bank has held foreign reserves for the purpose of intervention in a crisis situation, when there may be no ‘market makers’ in the New Zealand dollar.

In 2004, after consultation with the Minister of Finance, the Reserve Bank gained the capacity to intervene in the foreign-exchange market to influence the level of the exchange rate for monetary policy purposes.  The Bank has noted that such intervention may occur when the exchange rate is exceptional and unjustified on the basis of economic fundamentals and when doing so is consistent with the Policy Targets Agreement.   The Bank confirmed that it had intervened for this purpose on 11 June 2007 but does not generally comment publicly on such activity.

The Reserve Bank announced further changes to its financing and management of New Zealand’s foreign-currency reserves in July 2007.  Since the float in 1985, the Bank’s foreign-currency assets had been fully matched by foreign-currency liabilities.  Under new arrangements, the Bank holds some portion of its foreign reserves on an un-hedged basis – known as an “open FX” position. This means that part of the foreign reserves portfolio will be funded in New Zealand dollars rather than in foreign currencies.

The Bank’s guidelines for operating in the foreign-exchange market have also been modified. Overt intervention intended to affect the exchange rate directly can still occur.  In addition, the Bank is able to more gradually accumulate or reduce its foreign-exchange position when the exchange rate is at extreme levels and unjustified by medium-term economic fundamentals.  The Bank’s more passive foreign-exchange transactions will not necessarily be expected to directly affect the exchange rate.

Foreign-Exchange Rates

				Trade-
		U.S.A.	Japan	Weighted
		Mid-rate US$	Mid-rate	Exchange Rate
Monthly Average		Per NZ$	Yen per NZ$	Index (1)
June 2004		0.6293	68.81	64.2
June 2005		0.7085	77.01	71.0
June 2006		0.6190	70.99	62.3
June 2007		0.7559	88.43	73.6
June 2008		0.7607	81.32	68.1
2008	July	0.7553	80.66	67.2
	August	0.7102	77.62	65.5
	September	0.6748	71.99	63.8
	October	0.6137	61.99	60.7
	November	0.5516	52.59	55.6
	December	0.5785	52.25	56.3
2009	January	0.5131	46.22	51.7

(1)        The Trade-Weighted Exchange Rate Index is calculated on the basis of representative market rates for a basket of currencies representing New Zealand’s major trading partners.  On 30 June 1979, the basket equalled 100.

Overseas Reserves

New Zealand’s official external reserves, as shown in the following table, include the net overseas assets of the Reserve Bank, overseas domiciled securities held by the Government and the reserve position at the International Monetary Fund (IMF).  New Zealand’s quota at the IMF was Special Drawing Rights (SDR) of 895 million as of 30 June 2008 (approximately $1,916 million).

	Reserve Bank	Treasury	Reserve	Special	Total
	Overseas	Overseas	Position	Drawing	Official
Last Balance Day in June	Reserves (1)	Reserves	at IMF (2)	Rights	Reserves
	(dollar amounts in millions)
2004	3,832.5	2,575.7	812.7	48.3	7,283.3
2005	4,731.3	5,142.4	512.8	48.6	10,399.1
2006	9,877.2	6,344.5	250.7	48.6	16,264.8
2007	15,502.8	5,297.6	107.9	40.1	20,948.4
2008	19,936.7	5510.6	142.1	34.8	25,624.1

(1)        Comprises foreign-exchange reserves and overseas investments of the Reserve Bank of New Zealand.
(2)        Equal to New Zealand’s quota, less its New Zealand currency subscriptions and any reserve tranche drawings.

BANKING AND BUSINESS ENVIRONMENT

Supervision of the Financial Sector

The Reserve Bank of New Zealand

The Reserve Bank of New Zealand was established in 1934 as New Zealand’s central bank by Act of Parliament.  It is government-owned and holds most of the powers normally associated with a central bank.  The Reserve Bank of New Zealand Act 1989 provides the Bank with autonomy to implement monetary policy within the framework of the Act and the Policy Targets Agreement entered into under the Act.

Since 1984, New Zealand’s financial sector has undergone a process of comprehensive deregulation.  The principal objective of deregulation has been to improve the efficiency of the financial sector by making it more competitive and to promote market discipline in financial markets.  Policy initiatives have therefore been directed at reducing impediments to competition.  Interest-rate and other controls have been removed and regulatory and legislative distinctions between different institutional groups have been reduced.

Deregulation contributed to rapid growth in money market activity, the development of a sizeable secondary market in government securities, the introduction of a wider range of financial instruments, including forward contracts, options and interest and exchange-rate futures, and the growing use of such devices to hedge interest-rate and exchange-rate risk.

Legislation affecting the financial sector is reviewed as necessary to ensure that it fits with modern banking practices.  The Reserve Bank of New Zealand Act has been amended a number of times over the years to facilitate the coordination of home and host banking supervision between New Zealand and Australia, to extend the Reserve Bank’s regulatory powers to include non-bank deposit takers and to allow the Reserve Bank to designate payment systems.

Registered Banks

The Reserve Bank, in addition to its role in determining and carrying out monetary policy, is the supervisory authority for New Zealand’s registered banks.  Entities wishing to use “bank” in their name or title must be authorised under the Reserve Bank Act as a “registered bank” and are subject to prudential supervision by the Reserve Bank.

The objective of supervision is to promote and maintain the overall soundness and efficiency of the financial system and to avoid significant damage to the financial system that could result from the failure of a registered bank.  Until October 2008, there were no deposit insurance arrangements operating in New Zealand in respect of registered banks or other financial institutions.  In line with many countries, the New Zealand government moved in October 2008 to provide a partial guarantee of retail deposits in registered bank and non-bank deposit takers and an opt-in guarantee scheme for wholesale debt issues by New Zealand financial institutions. (See ‘Government Guarantees’ below.)

New Zealand’s major banks are subsidiaries of Australian banks.  The Reserve Bank recognises the principles underlying the Basle Concordat that the home country should supervise on a consolidated basis and the host country is responsible for the supervision of the operations in the host country.  The Reserve Bank is working with the Australian Prudential Regulation Authority to improve regulatory co-ordination under this home-host model.  The government has established a Trans-Tasman Council to progress co-ordination issues.

The Reserve Bank utilises a combination of regulatory, self and market disciplines to deliver its objectives.  Market discipline has been achieved principally by requiring banks to publish disclosure statements at quarterly intervals.  The disclosure statements contain comprehensive information on a bank’s financial position and risk profile, director attestations as to the adequacy and proper application of a bank’s risk management system and also include the disclosure of a bank’s credit rating.

To instil regulatory discipline, registered banks are required to comply with conditions of registration such as minimum capital requirements and limits on lending to connected parties.

Should a registered bank experience financial distress, the Reserve Bank, with the approval of the Minister of Finance, has wide-ranging powers to intervene for the purpose of avoiding significant damage to the financial system.  These powers include giving the bank directions, removing directors and implementing statutory management.

Before April 1987, New Zealand had four authorised banks.  Bank registrations rose to a peak of 23 in August 1990.  Since then, a number of banks have merged with other banks or withdrawn from the market, although this decline in numbers has been partly offset by new registrations.  As at January 2009, there were 19 registered banks.  Sixteen of these were subsidiaries or branches of foreign banks.

Most banks offer banking services on the Internet.  Most of the registered banks and a few other financial institutions operate in the wholesale banking area, while some registered banks provide mainly retail banking services.

The Reserve Bank has recently implemented the Basel II international framework for bank capital adequacy.  The large international banks were accredited to use the advanced Basel II approaches to determine minimum capital requirements.  Banks not using their own models use the standard approach prescribed in Basel II.  The Reserve Bank is in the process of implementing a liquidity policy for banks, consultation for which began in November 2008.

All inter-bank settlement and cheque-clearing is performed using modern and well-integrated computerised systems.  Systems are in place to allow all large value payments to be settled on a real-time gross basis.  Given their importance, the Reserve Bank oversees the operation of payment systems for the purposes of soundness and efficiency in the financial system.

Non-bank Financial Institutions

At present, it is not necessary to become a registered bank or to obtain a licence to accept deposits from the public.  Non-bank financial institutions taking deposits from the public are subject to prospectus and trust deed requirements under the Securities Act 1978.

In September 2008, new legislation was passed increasing the prudential regulation of non-bank deposit takers.  Under the new regime, ‘deposit-taker’ will be defined in legislation and deposit-takers will have to be licensed by the Reserve Bank.  They will also be subject to minimum prudential requirements that will be formulated by the Reserve Bank in consultation with the Securities Commission.  Trustees will set the company specific requirements and oversee compliance with the prudential rules.  Further legislation will be put in place to require all registered deposit takers to maintain policies and processes to check the suitability and integrity of prospective directors and senior managers.  It is proposed that the Reserve Bank will have the power to disapprove proposed appointees and remove directors and senior managers that have already been appointed.

Another key feature of the registered deposit-taking framework will require registered deposit takers to obtain and disclose a credit rating from an approved rating agency (unless they hold assets of less than a minimum amount that is yet to be determined).

These reforms will be implemented during 2009 and 2010.

The Cabinet also agreed that the Reserve Bank will be the prudential regulator and supervisor of the insurance sector.  The key features of this regime are currently being refined with the aim of introducing legislation in 2010.

Government Guarantees

In the December 2008 quarter, the New Zealand Minister of Finance announced the introduction of two guarantee schemes in relation to financial institution deposits, the retail deposit guarantee scheme and the wholesale funding guarantee facility.

New Zealand’s potential aggregate liability under each of the guarantee schemes is uncapped.  The New Zealand government is managing its exposure under each of the guarantee schemes as detailed below.

Retail Deposit Scheme

On 12 October 2008 the Minister of Finance of New Zealand announced an opt-in retail deposit guarantee scheme. The objective of the two-year opt-in retail deposit scheme is to ensure ongoing public confidence in

New Zealand’s financial system given the international financial market turbulence. Under the retail deposit guarantee scheme, fees are payable to the New Zealand government by participating institutions if they hold significant guaranteed deposits (i.e., greater than NZ$5 billion) or if they experience significant growth in deposits (i.e., greater than 10% per annum). Unrated deposit-takers or deposit-takers with poor ratings must pay a fee on all growth in deposits from 12 October 2008.  Approved deposit-takers to date are listed on the New Zealand Treasury website: www.treasury.govt.nz/economy/guarantee/retail/approved

The New Zealand government is managing its exposure to the risk posed by its retail deposit guarantee scheme both through the prudential regulation processes for registered banks, and by requiring other non-bank deposit-takers who are accepted as being eligible for the retail deposit guarantee scheme and who sign the guarantee, to agree to certain controls on their business including:

•                  certain restrictions on distributions to shareholders;

•                  certain assurances that the business dealings of non-bank deposit-takers are on arms-length terms and are conducted in a prudent manner;

•                  the ability for the Crown to appoint an inspector, to whom a non-bank deposit-taker is obliged to provide access to records and senior officers;

•                  the ability for the Crown to withdraw the guarantee if the business is being deliberately operated in a way to undermine the Crown intention in respect of the guarantee; and

•                  the ability for the Crown to require non-bank deposit-takers to obtain a personal undertaking from each director to use his or her best endeavours to ensure that such non-bank deposit-taker complies with its obligations under the guarantee.

In addition:

•                  the scheme is discretionary in that the Minister of Finance of New Zealand may decide not to extend the guarantee to a deposit-taker if it is not in the public interest to do so;

•                  a creditor of a deposit-taker will not receive the benefit of the guarantee if the creditor itself is a financial institution (unless it represents an approved collective investment scheme);

•                  a creditor of a non-bank deposit-taker who is not a New Zealand citizen or resident in New Zealand for tax purposes will not be covered by the guarantee (but will receive the benefit of the guarantee if they are creditors of New Zealand incorporated registered banks); and

•                  the Crown’s liability to each eligible creditor is limited to NZ$1,000,000 in respect of each deposit-taker (subject to adjustment for collective investment schemes).

Finally, separately from the opt-in retail deposit guarantee scheme, the Crown is developing a more general prudential regulatory regime for non-bank deposit-takers.

As at 2 February 2009 68 deposit-takers have joined the retail deposit guarantee scheme and deposits totalling approximately NZ$124 billion had been guaranteed.  This does not include any offset resulting from the recovery of the remaining assets of the deposit-taker in the event the guarantee is called upon.

Wholesale Funding Guarantee Facility

On 1 November 2008 the Minister of Finance of New Zealand announced the establishment of an opt-in wholesale funding guarantee facility. The primary objective of the wholesale funding guarantee facility is to facilitate access to international financial markets by New Zealand financial institutions, in a global environment where international investors remain highly risk averse and where many other governments have offered guarantees on their banks’ wholesale debt. Under the wholesale funding guarantee facility, the Crown receives a fee from each participating institution based on the institution’s credit rating and the term and amount of guaranteed debt issued.

Exposure under the wholesale funding guarantee facility is not limited to debts denominated in New Zealand Dollars. A valid claim on a guaranteed foreign currency issue may therefore result in a foreign currency exposure to the Crown.

Deposit-taking financial institutions seeking to utilise the wholesale funding guarantee facility will be expected to have applied for a guarantee under the Crown’s retail deposit guarantee scheme. In addition to the risk management under the retail deposit guarantee scheme, the Crown further manages its risk exposure under the wholesale funding guarantee facility by:

•                  limiting the availability of the scheme to financial institutions that have an investment grade credit rating (BBB- or better), and have substantial New Zealand borrowing and lending operations (but excluding  institutions that are simply financing a parent or related company).  The inclusion of a financial institution under the wholesale funding guarantee facility is discretionary and is subject to the Crown entering into a facility deed with the financial institution;

•                  limiting the amount of debt covered by the guarantee to debt up to 125% of the total stock of eligible types of debt in issue prior to the intensification of the global capital crisis;

•                  requiring financial institutions to apply for guarantee eligibility certificates in respect of proposed debt security issues rather than giving a blanket guarantee of all of an eligible financial institutions’ debt  securities;

•                  limiting the guarantee to senior debt securities with a tenor of 5 years or less that are denominated in an approved currency;

•                  limiting the Crown’s obligations under the wholesale funding guarantee facility to principal and interest (other than default interest) falling due on their respective scheduled due dates;

•                  basing the fees for the scheme on credit ratings so that if the financial institution is downgraded the Crown collects higher revenues; and

•                  establishing additional capital buffers by requiring an additional 2% Tier 1 capital buffer for banks above the 4% regulatory minimum (the required capital buffer for non-banks is assessed on a case by case basis).

In addition:

•                  the Crown has the discretion to terminate the right of eligible financial institutions to apply for guarantee eligibility certificates when international credit markets return to normal;

•                  the fee structure for the wholesale funding guarantee facility may be reviewed from time to time in order to help manage usage of the scheme;

•                  eligible financial institutions may not issue debt securities under guarantee eligibility certificates if they become insolvent;

•                  eligible financial institutions are required to manage the issuance of guaranteed debt securities so as to achieve a suitable maturity profile spread; and

•                  persons related to an eligible financial institution are not entitled to make claims under the wholesale funding guarantee facility of debt securities issued by that financial institution.

As at 4 March 2009, 3 institutions have joined the wholesale funding guarantee facility and one issue of $180 million has been guaranteed.

Business Law Environment

Company Law

The Companies Act 1993 provides the framework for the formation and governance of companies.

Securities Law

The Securities Act 1978 applies to securities that are advertised or offered to the public.  The Act places restrictions on advertisements for securities and requires a prospectus to be prepared before securities can be offered.  It also requires an investment statement, which summarises the key features of the offer, to be distributed to an investor before they subscribe to the securities.

The Act also establishes the Securities Commission, which has powers of investigation and enforcement, as well as the power to issue exemptions from some securities law requirements.

The Securities Markets Act 1988 regulates the operation of securities markets and trading behaviour on those markets. The Act establishes a system for registration of securities exchanges and approval of the rules of securities exchanges and provides for oversight of exchanges by the Securities Commission.  It contains prohibitions on insider trading and requires exchanges to have specific rules for continuous disclosure of price-sensitive information.  It also requires disclosure of substantial security holdings and directors’ and officers’ shareholdings.

Both the Securities Act and the Securities Markets Act were amended in October 2006 to overhaul the law on insider trading, introduce new law on ‘market manipulation’ and require more effective disclosure by investment advisers and brokers.  These changes came into effect on 29 February 2008.

The Takeovers Act 1993 applies to takeovers of listed companies and those with 50 or more members or shareholders.  The Takeovers Code, established under the Act, regulates acquisitions of over 20% of the securities in those companies.  The Code seeks to ensure that all shareholders are treated equally and, on the basis of proper disclosure, are able to make an informed decision as to whether to accept or reject an offer made under the Code.

The Financial Advisers Act 2008 regulates financial advisers, regulating who may provide financial advice and what information financial advisers must disclose to potential investors.  This Act also makes financial advisers accountable for the advice they provide and includes extensive public enforcement provisions to protect investors, including providing the Securities Commission with the ability to apply to the Court for various orders and seek civil penalties and remedies for a breach of the Act.

Competition Law

The purpose of the Commerce Act 1986, as amended by the Commerce Amendment Act 200, is to promote competition in markets for the long-term benefit of consumers within New Zealand.  Very broadly, the Act prohibits:

•                  agreements that have the purpose, effect, or likely effect of substantially lessening competition in a market;

•                  the taking advantage of a substantial degree of power in a market to prevent a person entering or engaging in competitive conduct in that or any other market; and

•                  business acquisitions that would have, or would be likely to have, the effect of substantially lessening competition in a market.

The Act also provides for:

•                  the authorisation of restrictive trade practices or business acquisitions that would substantially lessen competition if the public benefits of allowing such practices or acquisitions to go ahead would be expected to exceed the detriments;

•                  the control of goods and services in markets where competition is limited and where it is in the interest of consumers to do so;

•                  other kinds of regulatory intervention, including information disclosure and arbitration;

•                  information disclosure by the major airports; and

•                  a targeted control regime for regulating electricity lines and gas pipelines businesses, where regulated businesses are required to adopt either a default price-quality path set by the regulator or else one customised for the business and sanctioned by the regulator.

Financial Reporting Law

Issuers of securities and large profit-oriented reporting entities in New Zealand are required to fully comply with International Financial Reporting Standards (IFRS).  The arrangements to achieve this and to cater for entities pursuing public benefit rather than profit and small and medium-sized entities are described below.

The Financial Reporting Act 1993 applies to “reporting entities”, which are defined as issuers of securities under the Securities Act, and companies and other entities whose legislation requires them to comply with the Act.

The Act places obligations on such organisations to prepare financial statements that comply with generally accepted accounting practice within five months of their financial year or balance date.  Smaller companies that meet proscribed criteria (except issuers of securities and overseas companies) can comply with less stringent reporting requirements, as the benefits of full financial reporting are unlikely to justify the costs for small privately held companies.

The Act also requires issuers of securities and overseas companies to have their financial statements audited and to file those financial statements with the Registrar of Companies on a public register.  However, the obligation on small overseas companies to audit and file financial statements under the Act has been removed.  The auditing requirements for other entities are found in other legislation (for example the auditing requirements for New Zealand companies are found in the Companies Act 1993).

The Act establishes the Accounting Standards Review Board (ASRB) to approve Financial Reporting Standards (which form the basis of generally accepted accounting practice).  While any entity can submit standards to the ASRB, the practice has been for the Institute of Chartered Accountants New Zealand, a professional body, to develop and submit Financial Reporting Standards for approval by the Board.

These procedures have the effect of requiring large profit-oriented reporting entities to fully comply with the IFRS.  The ASRB may also agree to approve additional reporting requirements for these entities.  A number of amendments to these standards cater for financial reporting requirements of public sector entities and not-for-profit entities. The set of approved standards are collectively known as “New Zealand equivalents to International Financial Reporting Standards”.

The decision to adopt IFRS was taken in 2002 and the New Zealand equivalents to the IFRS were fully operational for issuers and for publically accountable and large entities for reporting periods beginning on or after 1 January 2007.  Small entities have the option to delay the adoption of the New Zealand equivalents to IFRS pending a government review of the financial reporting requirements applying to small and medium companies under the Financial Reporting Act.

MONETARY POLICY

Objectives

The Reserve Bank of New Zealand Act 1989 stipulates that the Bank is to formulate and implement monetary policy directed to the economic objective of achieving and maintaining stability in the general level of prices.  The Act requires that there be a Policy Targets Agreement (PTA) between the Minister of Finance and the Governor of the Reserve Bank. The most recent PTA was signed in December 2008 after the new government took office.  There were no substantive changes to the Agreement.  For the purpose of the PTA, the policy target is to keep future CPI inflation outcomes between 1% and 3% on average over the medium term.

Section 3 of the PTA notes that there is a range of events that will cause the actual rate of CPI inflation to vary about its medium-term trend.  When such disturbances occur, the Bank is tasked with responding in a manner consistent with meeting its medium-term target.

The PTA requires the Bank, in pursuing the price stability target, to seek to avoid unnecessary instability in output, interest rates and the exchange rate and to implement policy in a sustainable, consistent and transparent manner.

The Reserve Bank Act provides the Bank with a considerable degree of autonomy to carry out the price stability objective.  However, the Act contains certain provisions that enable the government to override the price stability objective and the PTA, provided this is done in accordance with a set of procedures that would make the override publicly transparent.

Implementation

The Official Cash Rate (OCR) is the interest rate set by the Reserve Bank to meet the inflation target specified in the Policy Targets Agreement.  The OCR influences the price of borrowing money in New Zealand and provides the Reserve Bank with a means of influencing the level of economic activity and inflation.  The OCR is a fairly conventional tool by international standards.  The OCR was introduced in March 1999 and is reviewed eight times a year by the Bank.  The Bank issues “Monetary Policy Statements” with the OCR announcement on four of these occasions.  Unscheduled adjustments to the OCR may occur at other times in response to unexpected or sudden developments but, to date, this has occurred only once — following the 11 September 2001 attacks in the United States.

During 2006, the Bank moved to a new liquidity management regime.  Under the regime, the Reserve Bank sets no limit on the amount of cash it will borrow or lend at rates related to the OCR..  The Bank stands ready to lend cash overnight at 50 basis points above the OCR when secured over government liabilities in its overnight reverse repurchase facility.  Overnight balances in exchange settlement accounts are remunerated at the OCR.

The Bank publishes an assessment of economic conditions at quarterly intervals in its Monetary Policy Statements.  The Statements contain projections that incorporate a forward path for interest rates that is consistent with achieving the inflation target.  These projections are highly conditional, being based on a range of technical assumptions, but they serve to provide some indication of the Bank’s current thinking on the policy outlook.

From 2004 until mid-2008, monetary policy was in a tightening phase with the Reserve Bank increasing the Official Cash Rate (OCR) by a total of 325 basis points from 5.0% in January 2004 to a peak of 8.25% in July 2007.  The policy tightening reflected a prolonged period of strength in the domestic economy which left productive resources stretched and led to a rise in non-tradable inflation.

Economic activity declined through the first half of 2008, reflecting four concurrent shocks: a housing correction, sharply rising commodities prices, the global credit crunch and domestic drought. Despite this, annual CPI inflation increased to 5.1 percent in the September 2008 quarter principally due to high international oil and food prices.  Economic activity is expected to continue to be constrained by adverse international economic developments. Reflecting the weak outlook for economic activity and projections of inflation moving back inside the target band, the Reserve Bank reduced the OCR from 8.25 percent to 6.5 percent between July and October 2008.  In response to the worsening international financial crisis, the OCR was further reduced by 150 basis points in December 2008 and again in January 2009, bringing the OCR to 3.5%.

Recent statements from the Reserve Bank, the latest being in January 2009, suggest that the easing cycle will continue despite annual CPI inflation reaching 3.5% in the December quarter 2008. The financial crisis is expected to slow growth in domestic demand, reducing non-tradable inflation pressure, while falling oil prices should also assist in easing inflationary pressures.  The Bank noted that the current policy settings are consistent with inflation returning within the target band over the medium term as both tradable and non-tradable inflation looked set to ease.

Interest Rates and Money and Credit Aggregates

The following tables show developments in major interest rates and money and credit aggregates since the March quarter of 2004.

Key Interest Rates: Monthly Averages

		Overnight	90-Day Bank Bill	Government Loan Stock Rates			Bank Base Lending
	Month	Cash Rate	Rate	2 Year	5 Year	10 Year	Rates(1)

2004	March	5.25	5.54	5.38	5.59	5.74	9.88
	June	5.68	6.07	5.97	6.16	6.29	10.35
	September	6.18	6.64	6.26	6.18	6.16	10.92
	December	6.50	6.71	6.11	5.98	5.95	11.18

2005	March	6.67	6.99	6.39	6.29	6.16	11.38
	June	6.75	7.03	6.05	5.84	5.71	11.43
	September	6.75	7.09	5.95	5.74	5.71	11.78
	December	7.19	7.66	6.23	5.95	5.83	12.28

2006	March	7.25	7.49	6.00	5.80	5.72	12.34
	June	7.25	7.47	6.37	5.97	5.84	12.34
	September	7.25	7.56	6.64	6.19	5.80	12.34
	December	7.51	7.66	6.49	6.22	5.77	12.34

2007	March	7.59	7.88	6.79	6.50	5.87	12.58
	June	8.10	8.32	7.33	7.13	6.72	13.04
	September	8.02	8.81	6.93	6.55	6.16	13.33
	December	8.18	8.90	7.47	7.16	6.40	13.39

2008	March	8.10	8.91	6.74	6.68	6.36	13.52
	June	8.21	8.68	6.58	6.45	6.42	13.67
	September	7.52	7.95	5.77	5.77	5.82	13.80
	December	5.05	5.23	4.52	4.58	4.88	13.25

(1)        Weighted average base lending rates of the four largest registered banks.

Money and Credit Aggregates:  Annual % Change

	Quarter	M1(1)	M3	Private Sector Credit	Domestic Credit

2004	March	12.6	7.3	9.5	8.1
	June	9.6	8.8	9.2	9.5
	September	2.9	5.9	14.6	13.7
	December	3.2	6.3	12.2	12.0

2005	March	0.7	6.3	13.2	13.7
	June	0.0	8.4	11.9	11.1
	September	0.3	9.8	8.3	8.5
	December	-1.8	7.3	10.2	9.9

2006	March	-1.8	9.8	7.3	6.7
	June	2.3	10.9	10.7	9.1
	September	3.7	13.4	11.5	9.4
	December	4.1	16.5	12.5	11.2

2007	March	3.4	12.7	13.4	11.6
	June	-2.0	10.7	13.8	12.1
	September	-0.5	9.4	13.5	12.2
	December	1.2	7.4	12.8	10.9

2008	March	2.4	6.5	11.6	9.4
	June	4.3	7.4	10.5	8.9
	September	6.9	6.9	9.5	9.7
	December	3.0	7.3	7.3	8.8

(1)        M1 figures include currency in the hands of the public and cheque account balances only.

PUBLIC FINANCE AND FISCAL POLICY

Public Sector Financial System

No public money may be spent by the government except pursuant to an appropriation by Parliament.  At present there are two methods of appropriation.  The first is permanent appropriation, which covers principally the payment of interest on debt and certain fixed charges of the government, and which does not require the passage of a specific Appropriation Act by Parliament.  The second is by annual appropriation, which provides for most of the expenditure of the government and which does require the passage of a specific Act or Acts each year.

All borrowing by the government is undertaken under the Public Finance Act 1989, which provides that the Minister of Finance may from time to time, if it appears necessary or expedient in the public interest to do so, borrow money from any person, organisation or government, either within or outside New Zealand, on such terms and conditions as the Minister thinks fit.

Public Sector Financial Management

In 1994, the fiscal deficit in New Zealand was eliminated after 10 years of difficult political decision-making and management reform.  Reform of the public sector financial management system was an integral component of this.  New Zealand’s public sector financial management system is now underpinned by two key pieces of legislation, the State Sector Act 1988 and the Public Finance Act 1989, which has been amended and now incorporates the provisions previously contained in the Fiscal Responsibility Act 1994.

State Sector Act 1988.  This Act defines the responsibilities of chief executives of departments and their accountability to Ministers.  The main objectives of the Act are to improve productivity, to ensure that managers have greater freedom and flexibility to manage effectively and, at the same time, to ensure that managers are fully accountable to the government for their performance.  This has led to the formulation of performance contracts between Ministers and chief executives.  These contracts specify expectations of performance and provide a basis for assessment, which may result in a combination of rewards or sanctions.

Public Finance Act 1989.  The Public Finance Act 1989 provides the legislative basis for improving the quality and transparency of financial management and information.  This is an essential component of the accountability arrangements established under the State Sector Act.

The driving principle behind the Public Finance Act is a move of focus from what departments consume to what they produce.  Hence, budgeting and reporting is on an output basis rather than relying solely on information relating to how outputs are produced.  Departments were made responsible for outputs (the goods and services they produce) while Ministers were made responsible for selecting the output mix to achieve government outcomes (desired goals).

The Act requires the Crown and all its sub-entities to report on a basis consistent with Generally Accepted Accounting Practice (GAAP).  This has significantly improved the comparability and reliability of the financial information reported.

Consistent with the output focus, the Public Finance Act requires additional disclosures such as statements of intent and statements of service performance.  The documents go beyond disclosure of financial information and require disclosure of objectives and service and financial management performance.  In addition, the Act specifies other Crown disclosures specific to the public sector such as a statement of unappropriated expenditure and a statement of emergency expenditure or expenses or liabilities.

In addition, the Public Finance Act outlines requirements for ex ante information essential for a robust system of government budgeting.  The Public Finance Act specifies a number of specific disclosures required for the Estimates (the government’s Budget documentation).  Also as part of ex ante information disclosure requirements, the Act requires departmental Statements of Intent and forecast financial statements, Crown Entity statements of intent and statements of corporate intent for SOEs.

The first set of financial statements for the combined Crown (the Government of New Zealand) was produced for the six months ended 31 December 1991.  The first annual set was produced for the financial year ended 30 June 1992.  From 1 July 1992, the statements also included the Crown’s interest in SOEs and Crown Entities.  Monthly Crown Financial Statements are now published for the period from the beginning of the financial year to the end of each month from September onwards.

Since 30 June 2003, the Crown financial statements have been prepared on a fully consolidated basis incorporating line by line the total revenue and expenses of SOEs and Crown entities.

Fiscal Responsibility Provisions

The Fiscal Responsibility Act 1994 promoted consistent, good quality fiscal management.  This Act has now been repealed but its provisions have largely been incorporated into Part 2 of the Public Finance Act 1989.

Part 2 of the Public Finance Act 1989 now provides the legislative framework for the conduct of fiscal policy in New Zealand.  Part 2 encourages better decision-making by the government, strengthens accountability and ensures more informed public debate about fiscal policy.

Part 2 works by requiring the government to:

•                  follow a legislated set of principles of responsible fiscal management and publicly assess their fiscal policies against these principles.  The government may temporarily depart from the principles but must do so publicly, explain why they have departed and reveal how and when they intend to conform to the principles;

•                  publish two fiscal responsibility documents: the Budget Policy Statement (BPS) and the Fiscal Strategy Report (FSR).  These documents focus on different aspects of the govenrment’s fiscal policy.  The BPS has a shorter-term focus.  It sets out the over-arching policy goals that will guide the government’s Budget decisions and the government’s priorities for the forthcoming Budget.  The FSR sets out the government’s long-term fiscal strategy and explains how that strategy accords with the principles of responsible fiscal management;

•                  publish economic and fiscal forecasts (Economic and Fiscal Updates — EFU) twice each financial year: at the time of the Budget and again before the end of the the calendar year.  The Treasury is also required to publish an EFU prior to a general election.  In addition, the Treasury is required to publish, at least every four years, a Statement on the Long-term Fiscal Position, looking out at least 40 years.  The first such Statement was presented to Parliament in June 2006;

•                  present all financial information under Generally Accepted Accounting Practice;

•                  require the Treasury to prepare forecasts based on its best professional judgement about the impact of policy, rather than relying on the judgement of the government.  It also requires the Minister of Finance to communicate all of the government’s policy decisions to the Treasury so that the forecasts are comprehensive; and

•                  refer all reports required under the Act to a parliamentary select committee.

These requirements mean that the government of the day has to be transparent about both its intentions and the short and long-term impact of its spending and taxation decisions.  Such transparency is likely to lead governments to give more weight to the longer-term consequences of their decisions and is therefore likely to lead to more sustainable fiscal policy.  This increases predictability about, and stability in, fiscal policy settings, which helps promote economic growth and gives people a degree of certainty about the on-going provision of government services and transfers.

Part 2 of the Public Finance Act establishes a set of principles for use as a benchmark against which the fiscal policies of the government can be judged by Parliament and its Finance and Expenditure Committee.

These principles are:

•                  to reduce debt to prudent levels to provide a buffer against future adverse events;

•                  to run operating surpluses until prudent debt levels are achieved;

•                  to maintain prudent debt levels by ensuring that, on average, total operating expenses do not exceed total operating revenues i.e., the government is to live within its means over time, with some scope for flexibility through the business cycle;

•                  to achieve and maintain levels of net worth to provide a buffer against adverse events;

•                  to manage the risks facing the Crown; and

•                  to pursue policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

The presumption is that the government should follow these principles, although it may depart temporarily from these principles if it wishes.  The legislation requires, however, that the government specify its reasons for departure from the principles, how it expects to return to the principles, and when.  This recognises the difficulty of attempting to anticipate all future events and, therefore, the need for some short-term policy flexibility, but also requires that departures are transparent and should only be temporary.

Adoption of new Reporting Standard

The government implemented the New Zealand International Financial Reporting Standard (NZIFRS) from 1 July 2007.  The impacts of the adoption of NZIFRS are:

•                  more disclosures in financial statements;

•                  more volatility in financial performance as a result of greater use of fair value measurement; and

•                  previously off-balance-sheet items (e.g., derivatives) brought into the balance sheet.

Current Fiscal Position and 2008 Budget

The following table summarises the government’s fiscal position according to Generally Accepted Accounting Practice (GAAP) in line with the provisions of Part 2 of the Public Finance Act 1989.

						2009	2009
						Budget	December
Year ended 30 June	2004	2005	2006	2007	2008	Update	Update
$ million	Actual	Actual	Actual	Actual	Actual	(1)	(2)

Statement of financial performance
Core Crown tax revenue	43,358	47,468	50,973	53,477	56,747	56,058	55,400
Core Crown other revenue	2,861	3,577	4,762	4,734	5,072	5,149	5,406
Core Crown revenue	46,219	51,045	55,735	58,211	61,819	61,207	60,806
Crown entities, SOE revenue and eliminations	13,051	14,322	15,690	16,378	19,660	20,483
Total Crown revenue	59,271	65,367	71,425	74,589	81,479	81,690

Social security and welfare	14,252	14,682	15,598	16,768	17,877	19,156
Health	8,111	8,813	9,547	10,355	11,297	12,377
Education	7,585	7,930	9,914	9,269	9,551	10,739
Core government services	2,091	2,567	2,507	4,817	3,371	3,649
Other core Crown expenses	9,843	10,903	11,754	12,795	14,901	16,438
Core Crown expenses	41,882	44,895	49,320	54,004	56,997	62,359	62,741
Crown entities, SOE expenses and eliminations	11,816	13,397	15,015	14,725	18,845	19,395
Total Crown expenses	53,698	58,292	64,334	68,729	75,842	81,754

OBEGAL	5,573	7,075	7,091	5,860	5,637	(64)	(550)
Gains/(losses)	1,736	(1,144)	2,451	2,162	(3,253)	1,973	(3,779)
Operating balance	7,309	5,931	9,542	8,022	2,384	1,909	(4,329)

Statement of financial position
Property, plant and equipment	57,940	67,494	89,141	95,598	103,329	107,895
Financial assets	32,654	42,005	66,396	73,719	85,063	87,145
Other assets	18,756	19,714	9,503	11,031	12,443	13,579
Total assets	109,351	129,212	165,040	180,348	200,835	208,619

Borrowings	37,720	37,728	40,027	41,898	46,110	48,618
Other liabilities	32,036	37,243	41,042	41,623	49,211	52,232
Total liabilities	69,756	74,972	81,069	83,521	95,321	100,850

Net worth	39,595	54,240	83,971	96,827	105,514	107,769

Fiscal Indicators
Core Crown revenue (excl NZS Fund)	46,165	51,088	55,844	58,482	61,671	61,102	60,406
Core Crown expenses	41,882	44,895	49,320	54,004	56,997	62,359	62,741
OBEGAL	5,573	7,075	7,091	5,860	5,637	(64)	(550)
OBEGAL (excl NZS Fund)	5,526	7,140	7,252	6,250	5,586	(31)	(812)
Operating balance	7,309	5,931	9,542	8,022	2,384	1,909	(4,329)
Core Crown residual cash	520	3,104	2,985	2,793	2,057	(5,909)	(6,633)
GSID (excluding settlement cash)	36,017	35,478	33,903	30,647	31,390	32,087	34,786
Net core Crown debt	15,569	11,093	8,044	4,109	(19)	5,207	5,631
NZS Fund net worth	3,956	6,555	9,855	12,973	14,212	17,440	14,335

(1)                        Pre-election Budget Update published 8 October 2008.

(2)                        Partial Update published 18 December 2008 – main scenario.

						2009	2009
						Budget	December
Year ended 30 June	2004	2005	2006	2007	2008	Update	Update
as % of GDP	Actual	Actual	Actual	Actual	Actual	(1)	(2)

GDP	142,251	150,789	156,933	168,106	180,077	184,390	181,100

Statement of financial performance
Core Crown tax revenue	30.5%	31.5%	32.5%	31.8%	31.5%	30.4%	30.6%
Core Crown other revenue	2.0%	2.4%	3.0%	2.8%	2.8%	2.8%	3.0%
Core Crown revenue	32.5%	33.9%	35.5%	34.6%	34.3%	33.2%	33.6%
Crown entities, SOE and elimination revenue	9.2%	9.5%	10.0%	9.7%	10.9%	11.1%
Total Crown revenue	41.7%	43.3%	45.5%	44.4%	45.2%	44.3%
						0.0%
Social security and welfare	10.0%	9.7%	9.9%	10.0%	9.9%	10.4%
Health	5.7%	5.8%	6.1%	6.2%	6.3%	6.7%
Education	5.3%	5.3%	6.3%	5.5%	5.3%	5.8%
Core government services	1.5%	1.7%	1.6%	2.9%	1.9%	2.0%
Other core Crown expenses	6.9%	7.2%	7.5%	7.6%	8.3%	8.9%
Core Crown expenses	29.4%	29.8%	31.4%	32.1%	31.7%	33.8%	34.6%
Crown entities, SOE and elimination expenses	8.3%	8.9%	9.6%	8.8%	10.5%	10.5%
Total Crown expenses	37.7%	38.7%	41.0%	40.9%	42.1%	44.3%
						0.0%	0.0%
OBEGAL	3.9%	4.7%	4.5%	3.5%	3.1%	(0.0)%	(0.3)%
Gains/(losses)	1.2%	(0.8)%	1.6%	1.3%	(1.8)%	1.1%	(2.1)%
Operating balance	5.1%	3.9%	6.1%	4.8%	1.3%	1.0%	(2.4)%
						0.0%	0.0%
Statement of financial position
Property, plant and equipment	40.7%	44.8%	56.8%	56.9%	57.4%	58.5%
Financial assets	23.0%	27.9%	42.3%	43.9%	47.2%	47.3%
Other assets	13.2%	13.1%	6.1%	6.6%	6.9%	7.4%
Total assets	76.9%	85.7%	105.2%	107.3%	111.5%	113.1%
						0.0%
Borrowings	26.5%	25.0%	25.5%	24.9%	25.6%	26.4%
Other liabilities	22.5%	24.7%	26.2%	24.8%	27.3%	28.3%
Total liabilities	49.0%	49.7%	51.7%	49.7%	52.9%	54.7%
						0.0%
Net worth	27.8%	36.0%	53.5%	57.6%	58.6%	58.4%
						0.0%	0.0%
Fiscal Indicators
Core Crown revenue (excl NZS Fund)	32.5%	33.9%	35.6%	34.8%	34.2%	33.1%	33.3%
Core Crown expenses	29.4%	29.8%	31.4%	32.1%	31.7%	33.8%	34.6%
OBEGAL	3.9%	4.7%	4.5%	3.5%	3.1%	(0.0)%	(0.3)%
OBEGAL (excl NZS Fund)	3.9%	4.7%	4.6%	3.7%	3.1%	(0.0)%	(0.4)%
Operating balance	5.1%	3.9%	6.1%	4.8%	1.3%	1.0%	(2.4)%
Core Crown residual cash	0.4%	2.1%	1.9%	1.7%	1.1%	(3.2)%	(3.7)%
GSID (excluding settlement cash)	25.3%	23.5%	21.6%	18.2%	17.4%	17.4%	19.2%
Net core Crown debt	10.9%	7.4%	5.1%	2.4%	(0.0)%	2.8%	3.1%
NZS Fund net worth	2.8%	4.3%	6.3%	7.7%	7.9%	9.5%	7.9%

(1)                        Pre-election Budget Update published 6 October 2008.

(2)                        Partial Update published 18 December 2008 – main scenario.

Taxation

The main taxes are the income tax and Goods and Services Tax (GST), a value-added tax.  Both are applied at low rates to broad bases.  This is the result of the major tax reforms undertaken since the mid-1980s.  The introduction of GST in 1986 marked a significant shift in the mix of taxation from direct to indirect tax.

Personal Income Tax

All income other than capital gains is taxed.  As at 1 October 2008, the effective personal tax scale applying to people who earn wage and salary income was as follows:  15% on income up to $14,000 per annum; 21% on income between $14,000 and $40,000: 33% on income between $40,000 and $70.000 and 39% on income above $70,000.

The new government announced during the election campaign that it would implement further changes to personal tax rates and thresholds to come into effect on 1 April 2009, 2010 and 2011, as well as a tax credit for some independent earners who are not currently entitled to government assistance.  The new rates of personal income tax that will apply from 1 April 2009 are as follows: 12.5% on income up to $14,000 per annum; 21% on income between $14,000 and $48,000; 33% on income between $48,000 and $70,000 and 38% on income above $70,000.

Withholding taxes apply to wages and salaries and to interest income and dividends.  Fringe benefits are taxed separately.

Tax credits based on combined family income are available to families with children.

The tax treatment of pension funds and other savings is “TTE”: contributions are made from Tax-paid income, fund earnings are Taxed, and withdrawals are Exempt.  Changes introduced on 1 October 2007 in conjunction with the introduction of a work-based savings scheme have reduced the tax on savings, these include:

•                  investment income earned through a managed fund that qualifies as a Portfolio Investment Entity (PIE) is taxed at a maximum rate of 30%.   PIEs are not taxed on realised gains from shares in New Zealand companies and some Australian listed companies.

•                  a tax exemption for employer contributions to registered employee superannuation schemes.

Indirect Taxes

GST applies at a uniform rate of 12.5%.  Financial services and housing rentals are exempt.  Additional indirect taxes are applied to alcohol and tobacco products, petroleum fuels and gaming.  There are also cheque and gift duties.

Company Taxes

The company tax rate is 30%.   Imputation credits are attached to dividends.  Inter-corporate dividends (other than from wholly-owned subsidiaries) are taxed as income.  Depreciation rates for new assets are based on the economic life of the asset plus a 20% loading.  There is immediate deductibility against income of forestry and mineral mining development costs, petroleum exploration expenditure and of most agricultural development costs.

International Taxation

The foreign-source income of New Zealand residents is subject to tax.  Controlled foreign company rules apply for direct investment, with foreign income taxed on accrual according to the resident controller’s interest.  Credits are available for foreign tax paid.  There is, however, a general exception for foreign income derived from a “grey list” of eight countries with comparable tax regimes (Australia, Canada, Germany, Japan, Norway, Spain, United Kingdom and United States).  Investment income from grey list countries is not taxed on accrual.

The government has proposed an income tax exemption for the active foreign income of controlled foreign companies.  The proposed exemption will be similar to that operating in other OECD countries.    This regime will effectively replace the grey list.  Legislation to give effect to these changes was introduced in July 2008.

Investments in the shares of foreign companies (except for some Australian listed companies) of less than 10% are taxed under the new Fair Dividend Rate method, introduced from 1 April 2007.  The investor is attributed income equal to 5% of the investment’s opening value.  Dividend income is exempt.  Where an individual can show the unrealised gain on their investments is less than 5%, the investor is taxed on this lower amount.

The tax treatment of the New Zealand income of non-residents encourages inward capital flows where this is feasible.  Interest payments to non-residents are subject either to non-resident withholding tax (in most cases at a 10% rate where a double tax agreement applies and 15% otherwise) or to a 2% levy.  In the case of New Zealand government debt, the issuer absorbs the levy.

Dividends paid to non-residents are also subject to withholding taxes.  Companies paying fully imputed dividends to non-resident investors can receive a credit of part of the company tax paid, which the company then pays to the investor.  The net effect is that the maximum combined level of company tax and withholding tax is 30%.  The government has implemented transfer pricing and thin capitalisation regimes and partially relieves New Zealand tax on offshore income derived by New Zealand companies on behalf of non-resident shareholders.

GOVERNMENT ENTERPRISES

State-Owned Enterprises

In May 1986, the government announced a major programme for reform of government enterprises.  The aim of the reforms was to improve the efficiency and accountability of the enterprises and reduce the government’s exposure to business risk.  To this end, the government restructured a large number of its departmental trading activities and established them as businesses operating on a basis as close as possible to private sector companies.

SOEs are required to operate on the basis of principles and procedures contained in the State-Owned Enterprises Act 1986. Under the Act, the boards of SOEs have complete autonomy on operational matters, such as to how resources are used, pricing and marketing of output.  Competitive advantages and disadvantages, including barriers to entry, have been removed, first, so that commercial criteria provide an objective assessment of performance and, secondly, to increase efficiency.  Under the Act, SOEs have no responsibility for continuing non-commercial operations and the government is required to negotiate an explicit contract if it wishes an SOE to carry out such activities.

Boards of directors drawn from the private sector have been formed to manage SOEs.  Each board is required to present to the shareholding Ministers a statement of corporate intent and an outline of business objectives, defining the nature and scope of activities and performance targets.  These are closely monitored and SOEs are expected to achieve performance targets and pay dividends on a basis comparable to their private sector competitors.  The shareholding Ministers may determine the levels of the dividends.

The SOEs borrow in their own names and on their own credit, in most cases without a guarantee or other form of credit support from the Government.  All SOEs have been informed that Government policy requires that they disclaim in loan documentation the existence of such guarantees or credit supports.

Crown Entities

Crown Entity is a collective term for bodies owned by the Crown that are not departments, Offices of Parliament or State-Owned Enterprises.  Crown Entitites range from Crown Research Institutes to regulatory bodies, such as the Commerce Commission and the Securities Commission.  Crown Entities are required to table their annual financial statements in Parliament.

Performance of Government Enterprises

The following tables show the Government’s financial interest in SOEs and Crown Entities.

Except for those entities listed below, all SOEs and significant Crown Entities have a balance date of 30 June, and the information reported in these tables is for the period ended 30 June 2008.

State-Owned Enterprises	Balance date	Information reported to
Asure New Zealand Limited	30 September	30 June 2008
Crown Entities
School boards of trustees	31 December	31 December 2007
Tertiary education institutions	31 December	30 June 2008

	30 June 2008			30 June 2007
			Distri-			Distri-
	Total	Operating	butions	Total	Operating	butions
	revenue	balance	to Crown	revenue	balance	to Crown
	$m	$m	$m	$m	$m	$m
State-owned enterprises
AgriQuality New Zealand Limited	17	(5)	—	85	—	—
Airways Corporation of New Zealand Limited	139	11	(6)	132	7	(6)
Asure New Zealand Limited	10	1	(2)	53	3	(2)
AsureQuality Limited	104	5	—	—	—	—
Electricity Corporation of New Zealand Limited	1	—	—	1	—	—
Genesis Power Limited	2,545	99	(29)	1,776	89	(10)
Landcorp Farming Limited	8	59	(12)	6	20	(3)
Meridian Energy Limited	2,609	129	(298)	1,774	241	(368)
Meteorological Service of New Zealand Limited	35	3	—	31	2	(2)
Mighty River Power Limited	1,176	113	(56)	789	98	(50)
New Zealand Post Limited	1,729	110	(27)	1,486	86	(31)
New Zealand Railways Corporation	241	(45)	—	223	(20)	—
Solid Energy New Zealand Limited	555	36	—	540	95	—
Timberlands West Coast Limited	19	(24)	—	18	(4)	—
Transpower New Zealand Limited	642	76	—	626	206	—
Kordia Group Limited	239	1	(9)	261	14	(5)
Animal Control Products Limited	6	1	(1)	6	1	(1)
Learning Media Limited	24	(2)	—	25	—	—
Quotable Value New Zealand	41	18	(5)	42	2	(1)
Total State-owned enterprises	10,140	586	(445)	7,874	840	(479)
Air New Zealand Limited	4,784	278	(105)	4,380	(50)	(162)
Total SOE’s and Air New Zealand Limited	14,924	864	(550)	12,254	790	(641)
Intra-segmental eliminations	(327)	(141)	—	(366)	17	—
Total per statement of segments	14,597	723	(550)	11,888	807	(641)
Crown Entities
Accident Compensation Corporation	4,200	(2,408)	—	3,684	(112)	—
Crown research institutes	644	21	—	594	8	—
District health boards (including the Crown Health Funding Agency)	9,896	(24)	—	9,046	2	—
Earthquake Commission	439	107	—	215	16	—
Housing New Zealand Corporation	891	18	(13)	826	97	(20)
Museum of New Zealand Te Papa Tongarewa	44	(14)	—	46	(9)	—
New Zealand Fire Service Commission	296	3	—	282	14	—
Public Trust	124	(28)	—	105	4	—
Schools Boards of Trustees	5,403	52	—	4,487	33	—
Tertiary Education Commission	2,642	2	—	2,404	5	—
TEIs	—	225	—	—	108	—
Transit New Zealand	1,206	600	—	1,156	550	—
Television New Zealand Limited	392	19	(10)	375	(8)	(15)
Other	4,925	47	(2)	4,918	410	(1)
Total Crown Entities	31,102	(1,380)	(25)	28,138	1,118	(36)
Intra-segmental eliminations	(2,089)	(146)	—	(1,938)	(95)	—
Total per statement of segments	29,013	(1,526)	(25)	26,200	1,023	(36)
Total Financial Interest in SOEs, Crown
Entities and Air New Zealand Limited	43,610	(803)	(575)	38,088	1,830	(677)

	30 June 2008						30 June 2007
				Total
	Purchase	Total	Total	bor-	Total
	of PPE	PPE	assets	rowings	liabilities	Equity	Equity
	$m	$m	$m	$m	$m	$m	$m
State-owned enterprises
AgriQuality New Zealand Limited	(2)	—	—	—	—	—	25
Airways Corporation of New Zealand Limited	(17)	107	132	27	78	54	46
Asure New Zealand Limited	—	—	—	—	—	—	10
AsureQuality Limited	(2)	27	63	13	32	31	—
Electricity Corporation of New Zealand Limited	—	—	18	16	16	2	2
Genesis Power Limited	(218)	1,851	2,680	573	1,273	1,407	1,326
Landcorp Farming Limited	(131)	1,365	1,729	251	280	1,449	1,185
Meridian Energy Limited	—	6,433	7,189	1,114	2,984	4,205	4,402
Meteorological Service of New Zealand Limited	(7)	11	19	5	10	9	6
Mighty River Power Limited	(303)	3,499	4,038	865	1,782	2,256	1,694
New Zealand Post Limited	(45)	328	8,028	7,073	7,361	667	588
New Zealand Railways Corporation	(213)	11,799	11,907	223	282	11,626	10,549
Solid Energy New Zealand Limited	(55)	352	626	28	258	368	340
Timberlands West Coast Limited	—	6	32	—	10	22	43
Transpower New Zealand Limited	(321)	2,554	2,867	1,192	1,533	1,334	1,265
Kordia Group Limited	(37)	167	259	116	158	101	106
Animal Control Products Limited	(1)	2	6	—	1	5	4
Learning Media Limited	—	2	8	—	4	4	6
Quotable Value New Zealand	(2)	2	31	—	9	22	9
Total State-owned enterprises	(1,354)	28,505	39,632	11,496	16,071	23,562	21,606
Air New Zealand Limited	(238)	2,671	5,316	1,412	3,488	1,828	1,577
Total SOE’s and Air New Zealand Limited	(1,592)	31,176	44,948	12,908	19,559	25,390	23,183
Intra-segmental eliminations	(303)	(143)	(506)	(91)	(94)	(413)	(383)
Total per statement of segments	(1,895)	31,033	44,442	12,817	19,465	24,977	22,800
Crown Entities
Accident Compensation Corporation	(54)	64	13,186	29	21,163	(7,977)	(5,571)
Crown research institutes	(57)	472	668	38	177	490	450
District health boards (including the Crown Health Funding Agency)	(449)	4,173	6,846	2,968	4,696	2,150	2,014
Earthquake Commission	(3)	13	5,637	—	102	5,535	5,429
Housing New Zealand Corporation	(283)	15,177	15,493	1,833	3,197	12,296	11,591
Museum of New Zealand Te Papa Tongarewa	(17)	1,006	1,038	—	14	1,024	978
New Zealand Fire Service Commission	(48)	491	559	7	87	471	448
Public Trust	(1)	8	1,011	979	991	20	49
School boards of trustees	(109)	1,300	2,343	84	675	1,668	1,436
Tertiary education commission	(2)	6	161	20	145	16	21
TEIs	(478)	—	8,386	—	—	7,037	6,310
Transit New Zealand	(1,034)	20,956	21,164	—	195	20,969	19,418
Television New Zealand Limited	(16)	127	316	30	114	201	192
Other	(37)	184	1,723	43	948	778	858
Total Crown Entities	(2,588)	43,977	78,531	6,278	32,504	44,678	43,623
Intra-segmental eliminations	586	(318)	(3,193)	(1,573)	(1,543)	(301)	(297)
Total per statement of segments	(2,002)	43,659	75,338	4,705	30,961	44,377	43,326
Total Financial Interest in SOEs, Crown Entities and Air New Zealand Limited	(3,897)	74,692	119,780	17,522	50,426	69,354	66,126
Tertiary education institutions	(478)	6,928	8,386	247	1,349	7,037	6,310

DIRECT PUBLIC DEBT (1)

Debt Management Objectives

During 1988, as part of the reform of the government’s financial management, the New Zealand Debt Management Office (NZDMO) was formed to improve the management of risk associated with the government’s fixed income portfolio, which comprises liabilities in both the New Zealand and overseas markets and some liquidity assets. The categories of risk managed are: market, credit, liquidity, funding, operational and concentration risk.

In 1988, the NZDMO introduced reforms of the public sector’s cash management involving centralisation of surplus cash funds for investment and cash management purposes, and decentralisation to departments of the responsibility for payments and other banking operations.

The separation of the government’s financial management from monetary policy enables the NZDMO to focus on defining a low-risk net liability portfolio for the Government and implementing it in a cost-effective manner.

Prior to March 1985, successive governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit.  Since the adoption of a freely floating exchange rate regime, the government has borrowed externally only to rebuild the nation’s external reserves and to meet refinancing needs.

Direct public debt increased by a net amount of $702 million including swaps between 1 July 2007 and 30 June 2008.  This increase was due to a net increase in internal debt of $702 million.  There was no change in external debt.

As of 30 June 2008, 2% of the interest-bearing direct debt of the government was repayable in foreign currencies.  The quantifiable contingent liabilities of the Government, including the Reserve Bank of New Zealand, State-Owned Enterprises and Crown Entities, amounted to approximately $4,869 million.

Under existing legislation, amounts payable in respect of principal and interest upon New Zealand securities are a charge upon the public revenues of New Zealand, payable under permanent appropriation.  All of the indebtedness of New Zealand is otherwise unsecured.

Debt Record

New Zealand has always paid when due the full amount of principal, interest and amortisation requirements upon its external and internal debt, including guaranteed debt.

(1)                      The debt figures in this section are presented in nominal dollars and relate solely to the core Crown entity.  In this respect, they will differ from the sovereign-issued debt figures as disclosed in the Crown Financial Statements of New Zealand.  The latter are presented in accordance with generally accepted accounting practice and include debt issued by the Reserve Bank of New Zealand.

Summary of Direct Public Debt

Funded and Floating Debt

The following table sets out the direct funded and floating debt of the government on the dates indicated.  Funded debt is indebtedness with an original maturity of one year or more and floating debt is indebtedness with an original maturity of less than one year.  Funded debt, and therefore total direct debt, includes swap transactions.

Total direct debt includes a net swap payable ($366.2 million at June 2008) with offsetting impacts on internal and external funded debt.  Swap transactions, which are included in almost all the following public debt tables, increase external funded debt and reduce internal funded debt in 2008.

As at 30 June	2004	2005	2006	2007	2008
	(dollar amounts in millions)
Funded Debt(1)
Internal (2)	26,632.0	26,555.3	25,346.9	26,860.4	28,210.4
External (3)(4)	3,736.0	3,536.4	5,116.4	2,048.0	2048.5
Floating Debt
Internal Debt (5)	5,815.0	5,595.0	5,057.0	2,303.4	1,655.0
External Debt (3)(6)	579.2	394.9	—	—	—
Total Direct Debt	36,762.2	36,081.6	35,520.3	31,211.4	31,913.9
Total Public Debt as a % of GDP(7)	26.7%	23.9%	22.7%	18.9%	17.7%

(1)                        Includes the effect of swap transactions.  Excludes indebtedness to international financial organisations arising from membership.

(2)                        Includes Government Wholesale Bonds, Kiwi Bonds, Index-Linked Bonds.

(3)                        External debt is converted at the mid-point of the 3:00 P.M. spot rate on 30 June for each year.

(4)                        Includes Public Bonds, Private Placements, Syndicated Loans, and Medium Term Notes.

(5)                        Treasury Bills and Reserve Bank Bills.

(6)                        Includes Sovereign Notes and Euro-Commercial Paper.

(7)                        GDP: Treasury Estimate for June years.

Direct Public Debt by Currency of Payment

As part of its debt management activities, the government enters into currency swap arrangements which have the effect of converting to a different currency principal obligations on New Zealand’s external debt.

The following table shows the direct public debt of New Zealand at 30 June 2008 by currency of payment after swap positions are taken into account and shows the estimated interest for the year ending 30 June 2009, including swap positions.

External Debt	Amount outstandings at 30 June 2008(1)	Estimated interest for the year to 30 June 2009(2)
	(dollar amounts in millions)
Repayable in United States Dollars	397.9	94.0
Repayable in Japanese Yen	246.6	1.0
Repayable in Pounds Sterling	12.6	0.3
Repayable in Euro	0.0	51.6
Repayable in Other Currencies	0.0	9.1
Internal Debt	30,890.3	1,669.1
Subtotal	31,547.7	1,886.4
Swaps	366.2	—
Total Direct Public Debt	31,913.9	—

(1)        Converted at the midpoint of the 3:00 P.M. spot exchange rates on 30 June 2008 which were:

NZD 1 = US$0.7622 = Yen 81.01= Pounds 0.3824 =  Aus$ 0.7924 = Euro 0.4828

(2)        In some cases, interest payments are offset by interest receipts.

Details of External Public Debt at 30 June 2008 (1)

The following table sets out by currency the estimated payments of principal, including mandatory amortisation provisions, to be made on the external direct public debt of New Zealand as at 30 June 2008, shown in New Zealand dollars based on rates of exchange on that date and with adjustment to reflect the effect of currency swap arrangements.

Maturing in year ended 30 June	2009	2010	2011	2012	2013	2014	2015 – 2018	2019+	Total
	(dollar amounts in millions)
United States dollar	-132	33	53	131	0	0	-98	0	-13
Japanese Yen	0	-46	0	123	107	0	0	0	184
British pounds	0	0	0	0	0	0	13	0	13
Euro	352	0	0	235	176	0	773	0	1,536
Australian dollars	243	35	0	32	18	0	0	0	328
Canadian dollars	0	0	0	0	0	0	0	0	0
Total External Debt	463	22	53	521	301	0	688	0	2,048
Percentage of Total Foreign Debt	22.6%	1.1%	2.6%	25.4	14.7%	0.0%	33.6%	0.0%	100.0%

(1)                        Includes Sovereign Note Programme (notes not exceeding 270 days to maturity) and Euro-Commercial Paper Programme (notes not exceeding 365 days to maturity).

Interest and Principal Requirements

For the year ended 30 June 2008, the total payment of interest on public debt of the government was $1,931 million. The following table indicates the movements in external interest-bearing public debt since 1999, excluding swap positions.

	External Debt(1)		Interest Charges
	Amount (2)	As % of Total Public Debt	Amount	As % of Exports (3)
	(dollar amounts in millions)
30 June 1999	6,053.1	16.2	402.9	1.3
30 June 2000	6,633.2	17.7	413.9	1.2
30 June 2001	6,022.8	15.7	404.5	0.9
30 June 2002	4,733.5	12.4	311.4	0.7
30 June 2003	4,523.0	11.8	216.6	0.5
30 June 2004	3,728.9	10.1	191.8	0.5
30 June 2005	2,709.0	7.5	167.6	0.4
30 June 2006	1,866.2	5.3	122.4	0.3
30 June 2007	1,638.2	5.2	88.8	0.2
30 June 2008	657.4	2.1	69.0	0.1

(1)                        Excludes non-interest-bearing indebtedness to international organisations.

(2)                        External debt is converted at the midpoint of the 3:00 P.M. spot exchange rate on 30 June in each case.

(3)                        Based on exports of goods and services for each year.

Maturity Profile of Direct Public Debt

The following table sets forth the maturity dates of New Zealand public debt outstanding as at 30 June 2008, including the effect of swap positions.

Loans Maturing in Year Ending 30 June(1)	External(2)	Internal	Total Debt
	(dollar amounts in millions)
2009	462.7	3,576.9	4,039.6
2010	22.1	5,347.6	5,369.7
2011	53.3	6.7	60.0
2012	521.7	4,866.0	5,837.7
2013	301.2	4,242.0	4,543.2
2014	0.0	0.8	0.8
2015 to 30 June 2018	687.5	9,631.1	10,318.6
After 30 June 2018	0.0	0.0	0.0
Treasury Bills	—	1,655.0	1,655.0
Other	—	539.3	539.3
Total	2,048.5	29,865.4	31,913.9

(1)                        With respect to many of the loans, the Government has the option to redeem the securities at an earlier date.

(2)        Converted at the mid-point of the 3.00 P.M. spot exchange rate on 30 June 2008.

(3)                        Retail Stock.

Tables and Supplementary Information

Table I – Internal Debt as of 30 June 2008

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
Government Stock	3,790,000,000	15/07/08	6.00	2005
	5,365,000,000	15/07/09	7.00	1998
	5,067,000,000	15/11/11	6.00	1999
	4,347,000,000	15/04/13	6.50	2001
	3,899,000,000	15/04/15	6.00	2003
	1,980,646,200	15/02/16	4.5	1996
	4,165,000,000	15/12/17	6.00	2005
	28,613,646.200

Treasury Bills	1,655,000,000	02/07/08 – 24/09/08	7.55 – 8.02	2008

Loans	772,399	01/09/13	Variable	1994	2009-2013
	80,063,480	09/05/10 – 25/06/13	Variable	2006
	1,490,500	15/07/08 – 01/03/17	4.875 – 5.75	(2)
	39,844,147

Retail stock	2,028,019	2/07/2008 – 16/11/2008-	5.00-6.00	2004(3)
	652,670	9/08/2008 – 29/09/2008	5.00-5.75	2005(3)
	8,025,170	22/09/2008 – 12/04/2009	5.25-5.75	2005(3)
	5,387,716	21/03/2009 -31/07/2009	5.25-5.75	2005(3)
	3,975,613	21/06/2009 – 28/11/2009	5.00-5.50	2005(3)
	1,451,769	13/07/2009 – 27/04/2010	5.00-5.75	2006(3)
	533,715	1/07/2008 -25/04/2010	5.50-5.75	2006(3)
	3,835,560	13/07/2008 – 04/09/2008	6.00	2007(3)
	8,903,087	4/09/2008 – 27/03/2009	6.00	2007(3)
	1,961,152	29/03/2009 – 03/05/2009	6.25	2007(3)
	3,642,800	4/05/2009 – 20/06/2009	6.50	2007(3)
	14,778,315	1/07/2008 -01/08/2009	6.75-7.00	2007(3)
	43,367,737	2/08/2008 -31/10/2009	7.00-7.25	2008(3)
	59,171,828	1/07/2008 – 30/10/2010	6.75-7.25	2008(3)
	8,250,160	3/07/2008 – 09/02/2010	6.75-7.50	2008(3)
	253,904,884	1/08/2008 – 2607/2010	6.75-7.50	2008(3)

	119,472,000	Call	3.00	(1)
	539,342,192
Total Internal Debt	30,890,314,772

(1)                        Income Equalisation Reserve Deposits - Repayable at holder’s option (subject to criteria under the Income Tax Act 1994) or after five years.

(2)                        Debt of the Ministry of Transport for which the Government assumed responsibility on 1 July 1997, subsequent to its fiscal issue date.

(3)                        Kiwi Bonds repayable at holder’s option upon seven business days’ notice.

Table II - External Debt as of 30 June 2008

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
USD	53,389,300	Call	Variable	2007
	40,635,000	15/01/11	9.88	1986
	100,000,000	23/04/12	4.15	2004
	81,707,000	01/04/16	8.75	1987
	27,543,000	25/09/16	9.13	1987
	303,314,563

Japan	10,000,000,000	11/05/12	2.59	2000
	10,000,000,000	27/11/12	6.34	1993
	20,000,000,000

GBP	4,816,651	25/09/14	11.50	1985
	4,816,651

Table III – External Debt Issued 1 July 2008 to 31 January 2009: Nil issuance

Contingent Liabilities and Non-Quantifiable Guarantees

Pursuant to Section 27(f) of the Public Finance Act 1989, a Statement of Contingent Liabilities must be provided, including guarantees given under Section 59 of the Act.

Statement of Quantifiable Contingent Liabilities

Quantifiable Contingent Liabilities	30 June 2008	30 June 2007
	$m	$m

Guarantees and Indemnities	286	171
Uncalled Capital	2,205	2,076
Legal Proceedings and Disputes	383	1,170
Other Contingent Liabilities	1,995	1,829
Total Quantifiable Contingent Liabilities	4,869	5,246

Total Quantifiable Contingent Assets	389	86

In addition to the contingent liabilities listed above, there are a number of contingent liabilities which cannot be quantified.  These are primarily in the form of institutional guarantees and indemnities to Crown Entities.